
08005692

W&GR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

uth Capital of Texas Highway
Las Cimas IV, Fifth Floor
Austin, TX 78746-5546
PHONE 512.338.5400
FAX 512.338.5499
www.wsgr.com

October 29, 2008

Office of International Corporate Finance
Division of Corporation Finance, Room 3628
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: CSR plc – Rule 12g3-2(b) Information

Ladies and Gentlemen:

On behalf of CSR plc, a public limited company incorporated under the laws of England and Wales (the "Company"), we are submitting the attached documents in connection with the Company's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the registration requirements of Section 12(g) of the Exchange Act. The Company's Commission file number as indicated on each of the attached documents is 82-34982. Attached as Annex A hereto is a list of the documents which are being provided herewith.

All of the information and documents being provided herewith are provided on behalf of the Company under Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits and protections of the U.S. legal system.

Would you please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning it to the undersigned in the envelope provided.

If you have any questions regarding the foregoing, please contact the undersigned at 512-338-5439.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

J. Robert Suffoletta

11/3

JRS/jar
Enclosures
cc Brett Gladden, CSR plc

C:\NrPortbl\PALIB2\JRI\4441074_1.DOC

ANNEX A

1. Chronological list of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e., as prescribed by the rules of the markets on which the securities are admitted to trading.

This includes all announcements and filings made under the rules of the ISE and the UKLA. This also includes all Companies Registration Office ("CRO") filings during the period, which are listed separately from the market filings.

ISE/UKLA Filings From May 1, 2008 through September 30, 2008

Date	Filing
08/09/2008	CSR plc - Holding(s) in Company
05/09/2008	CSR plc - Total Voting Rights
15/08/2008	CSR plc - Grant of Options - PDMR
05/08/2008	CSR plc - Total Voting Rights
05/08/2008	CSR plc - Grant of Options - PDMR
04/08/2008	CSR plc - Holding(s) in Company
30/07/2008	CSR plc - Director/PDMR Shareholding
29/07/2008	CSR plc - CSR Plc Q2 and Half Year 2008 Results
23/07/2008	CSR plc - Holding(s) in Company
22/07/2008	CSR - plc Holding(s) in Company
22/07/2008	CSR plc - Date for the announcement of Q2 Results
22/07/2008	CSR plc - Holding(s) in Company
17/07/2008	CSR plc - Shareholder Notification
08/07/2008	CSR plc - Holding(s) in Company
04/07/2008	CSR plc - Total Voting Rights
20/06/2008	CSR plc - Holding(s) in Company
12/06/2008	CSR plc - Grant of Options - PDMR's
12/06/2008	CSR plc - Grant of Options - Directors
11/06/2008	CSR plc - Holding(s) in Company
09/06/2008	CSR plc - Holding(s) in Company
09/06/2008	CSR plc - Holding(s) in Company
09/06/2008	CSR plc - Holding(s) in Company
09/06/2008	CSR plc - Holding(s) in Company
09/06/2008	CSR plc - Holding(s) in Company
05/06/2008	CSR plc - Holding(s) in Company
04/06/2008	CSR plc - Holding(s) in Company
04/06/2008	CSR plc - Holding(s) in Company
03/06/2008	CSR plc - Holding(s) in Company

03/06/2008	CSR plc - Holding(s) in Company
02/06/2008	CSR plc - Total Voting Rights
02/06/2008	CSR plc - Director/PDMR Shareholding
29/05/2008	CSR plc - Holding(s) in Company
29/05/2008	CSR plc - Holding(s) in Company
22/05/2008	CSR plc - Holding(s) in Company
20/05/2008	CSR plc - Submission to UKLA Document Viewing Facility
15/05/2008	CSR plc - Annual General Meeting Results
14/05/2008	CSR plc - Voting Rights acquired for AGM
12/05/2008	CSR plc - Holding(s) in Company
12/05/2008	CSR plc (CSR)- Holding(s) in Company
08/05/2008	CSR plc - Analyst and Investor Day
07/05/2008	CSR plc - Analyst and Investor Day
07/05/2008	CSR plc - Holding(s) in Company
07/05/2008	CSR plc - Holding(s) in Company
06/05/2008	CSR plc - Holding(s) in Company
01/05/2008	CSR plc - Total Voting Rights
01/05/2008	CSR plc - Holding(s) in Company
01/05/2008	CSR plc - Holding(s) in Company
01/05/2008	CSR plc - 1st Quarter Results

CSR PLC

Documents filed with the Registrar of Companies: 1st May 2008 to 30th June 2008

Document Type	Brief Description	Date
Form 88(2)	Return of Allotment of Shares	30/06/2008
Form 88(2)	Return of Allotment of Shares	30/06/2008
Form 88(2)	Return of Allotment of Shares	30/06/2008
Form 88(2)	Return of Allotment of Shares	30/06/2008
Form 88(2)	Return of Allotment of Shares	24/06/2008
Form 88(2)	Return of Allotment of Shares	24/06/2008
Form 88(2)	Return of Allotment of Shares	24/06/2008
Form 288a	Director Appointed	20/06/2008
Form 88(2)	Return of Allotment of Shares	20/06/2008
Form 88(2)	Return of Allotment of Shares	13/06/2008
Form 88(2)	Return of Allotment of Shares	13/06/2008
Form 88(2)	Return of Allotment of Shares	12/06/2008
Form 88(2)	Return of Allotment of Shares	06/06/2008
Form 88(2)	Return of Allotment of Shares	04/06/2008
Form 88(2)	Return of Allotment of Shares	04/06/2008
Form RES01	Alteration to Memorandum and Articles of Association	03/06/2008
Form 88(2)	Return of Allotment of Shares	30/05/2008
Form 88(2)	Return of Allotment of Shares	27/05/2008
Form 88(2)	Return of Allotment of Shares	27/05/2008
Form 88(2)	Return of Allotment of Shares	27/05/2008
Form 88(2)	Return of Allotment of Shares	23/05/2008

Form AA	Group of Companies' Accounts	21/05/2008
Form 88(2)	Return of Allotment of Shares	20/05/2008
Form 88(2)	Return of Allotment of Shares	20/05/2008
Form 88(2)	Return of Allotment of Shares	20/05/2008
Form 88(2)	Return of Allotment of Shares	20/05/2008
Form 88(2)	Return of Allotment of Shares	19/05/2008
Form 88(2)	Return of Allotment of Shares	16/05/2008
Form 88(2)	Return of Allotment of Shares	16/05/2008
Form 88(2)	Return of Allotment of Shares	16/05/2008
Form 88(2)	Return of Allotment of Shares	02/05/2008
Form 88(2)	Return of Allotment of Shares	02/05/2008

CSR PLC

Documents filed with the Registrar of Companies: 1 July 2008 to 30 September 2008

Document Type	Brief Description	Date
Form 88(2)	Return of Allotment of Shares	28/08/2008
Form 88(2)	Return of Allotment of Shares	22/08/2008
Form 88(2)	Return of Allotment of Shares	22/08/2008
Form 88(2)	Return of Allotment of Shares	13/08/2008
Form 88(2)	Return of Allotment of Shares	13/08/2008
Form 88(2)	Return of Allotment of Shares	13/08/2008
Form 88(2)	Return of Allotment of Shares	13/08/2008
Form 288c	Change of Director's Particulars	07/08/2008
Form 88(2)	Return of Allotment of Shares	07/08/2008
Form 88(2)	Return of Allotment of Shares	01/08/2008
Form 88(2)	Return of Allotment of Shares	01/08/2008
Form 88(2)	Return of Allotment of Shares	29/07/2008
Form 88(2)	Return of Allotment of Shares	29/07/2008
Form 88(2)	Return of Allotment of Shares	28/07/2008
Form 88(2)	Return of Allotment of Shares	28/07/2008
Form 88(2)	Return of Allotment of Shares	17/07/2008
Form 88(2)	Return of Allotment of Shares	07/07/2008
Form 88(2)	Return of Allotment of Shares	07/07/2008
Form 88(2)	Return of Allotment of Shares	07/07/2008

82-34982



News Release

CSR plc - 1st Quarter Results

CSR plc
01 May 2008

CSR PLC
UNAUDITED RESULTS FOR THE QUARTER ENDED 28 MARCH 2008

London: Thursday 1 May 2008: CSR plc (LSE: CSR), the wireless connectivity solutions provider and the leader in Bluetooth technology, today announces its unaudited financial results for the quarter ended 28 March 2008.

On Thursday 8 May 2008, CSR will present the results of the operational assessment undertaken since Joep van Beurden was appointed Chief Executive.

Q1 2008 Results Highlights

- Revenue in line with expectations. Strong market share maintained, despite challenging trading conditions
- Reduced demand in some end user markets, particularly headsets and consumer electronics
- Resilience shown in handset market
- R&D levels sustained to ensure delivery of new products
- SG&A increase mainly due to non-recurring expenses relating to the operational assessment
- Non-cash impairment charge of $52.9m relating to UbiNetics' software development activities

	Q1 2008	Q4 2007	Change Q4 07 to Q1 08	Q1 2007	Change Q1 07 to Q1 08
Revenue	$160.9m	$232.5m	($71.6m)	$160.1m	$0.8m
Gross Margin	45.1%	47.4%	(2.3%)	45.1%	-
Underlying* R&D expenditure	$38.8m	$37.9m	$0.9m	$33.2m	$5.6m
Underlying* SG&A expenditure	$25.2m	$23.3m	$1.9m	$18.5m	$6.7m
Underlying* operating profit	$8.5m	$49.1m	($40.6m)	$20.4m	($11.9m)
Underlying* operating margin	5.3%	21.1%	(15.8%)	12.8%	(7.5%)
Underlying* diluted earnings per share	$0.06	$0.27	($0.21)	$0.11	($0.05)
Operating (loss) profit	($46.2m)	$47.4m	($93.6m)	$3.9m	($50.1m)
Diluted (loss) earnings per share	($0.32)	$0.26	($0.58)	$0.02	($0.34)

* Underlying results exclude charges in R&D for the amortisation of acquired intangible assets in each period, being, in Q1 2008 $52.9 million of asset impairment charges in SG&A and in Q1 2007 a $15.0 million patent dispute settlement in SG&A

Operational Assessment Highlights

CSR has recently completed a thorough assessment of its business priorities. This confirms absolute focus on the wireless connectivity market. In summary CSR will:

- Consolidate CSR's stronghold in Bluetooth
- Focus on the fast growing market of connectivity in mobile phones and consumer electronics
- Maintain R&D investment in Bluetooth and other wireless connectivity technologies
- Lead the emerging connectivity centre in mobile phones comprising Bluetooth, GPS, WiFi, FM, Audio and others
- Leverage CSR's existing Bluetooth position and strong customer relationships to meet future demand for wireless communications technologies in single chip solutions
- Improve execution, simplify internal structures and further strengthen customer focus
- Not enter the baseband market and accordingly cease further development of the UbiNetics protocol stack

Commenting on the results and Operational Assessment, Joep van Beurden, CEO said:

'Our Q1 results delivered revenue in-line with expectations. At the same time macro-economic issues are affecting demand for our customers' end products. The economic climate and its impact on consumer sentiment is continuing to lead our customers to lower their inventory levels and shorten order times, particularly in the consumer electronics and headset segments. This reinforces the caution we have already expressed for 2008. We intend to manage our costs carefully in these conditions. Although forecasting remains difficult, we presently expect that Q2 2008 revenues will be in the range of $175m to $200m.

'In spite of these challenges, we are holding our leading market share in all market segments in which we compete. We have a promising pipeline of new product launches and strong design activity offering continued opportunities for growth. We are maintaining our investment in R&D in order to secure our leadership position for the future, to develop products that will satisfy the needs of our customers, and drive future financial performance. We believe we have the products, customer relationships, R&D and financial strength to emerge from these challenging conditions in stronger shape.

'We have said before that we see the longer term outlook for our markets and for CSR as highly positive, and we are much strengthened in this belief by the results of our operational assessment which we have now completed and which will be presented next week. The scale of the market opportunity offered to us, and our confidence in CSR's fundamental strength and growth profile have been reinforced. Our business is wireless connectivity and the projected growth of the wireless connectivity market is rapid, driven by the continued rapid growth of smart phones and feature phones and by cascading opportunities into consumer electronic products. At the heart of this growth, are several connectivity technologies that we believe will progressively converge on a single piece of silicon in mobile phones and other portable consumer electronics products, forming a connectivity centre. This trend is already being reflected by requests from our customers for product designs that combine multiple wireless communication technologies. Moreover, all the technologies we have identified are either in production by us or are in our current R&D pipeline.

'The connectivity centre market is expected to grow strongly, from $3.6 billion in 2007 to over $7 billion in 2012. CSR is well placed to exploit this growth as we are the established leader in Bluetooth, the centre of connectivity in today's mobile phones. We have strong relationships with all the major mobile phone OEMs and the technological expertise to deliver products that meet their needs.

'With our decision not to enter the baseband market, CSR is now fully focused on connectivity. Once macro-economic trends return to positive, I believe CSR, which is already the leader in Bluetooth, will emerge as the lead player in wireless connectivity - a market with one of the largest growth rates in semiconductors for the coming years.'

Enquiries:

Investors	Media
Andrew Farmer	Tom Buchanan/ Chris Blundell
IR Director, CSR	Brunswick
+44 1223 692 000	+44 207 404 5959

A conference call for analysts and investors will be held at 08.00 UK time today. To access this call dial +44 (0) 1452 561 263, password: CSR, Conference ID: 44853246. The call will be available later today for replay on +44 (0) 1452 55 00 00; Passcode: 44853246#.

A recording of the analyst and investor call will also be available on the investor relations pages of the CSR website (www.csr.com).

CSR will be hosting an analyst and investor day on Thursday 8 May 2008.

Financial Review

First Quarter ended 28 March 2008

Overview and Outlook

In line with many sectors, wider macro economic conditions have led to reduced orders in consumer electronics. Specifically in CSR's markets, whilst demand in handsets has remained strong, demand in headsets and gaming has been impacted.

In spite of this, CSR's market share has remained strong in all sectors. CSR has seen strong design activity, in particular in its BlueCore5, BlueCore6 and UniFi products. The recently launched MusiCore chip has been well received by potential customers and is the subject of ongoing evaluation. Two new headset chips have also been launched, and have been well-received by customers.

Looking forward, the challenging economic conditions are expected to continue. As a result, Q2 revenues are likely to be in the range of $175m to $200m. However our continued strength in design wins and the interest in our strong product portfolio mean that CSR is well positioned for growth when consumer confidence returns.

UbiNetics

CSR acquired the software business of UbiNetics in August 2005. The main reason for this acquisition was to expand CSR's footprint in the handset for which a protocol stack was necessary.

In the three years following the acquisition, the market has evolved and CSR's view, which is shared by most in the industry, is that integration of Bluetooth and other communications technologies onto the baseband is unlikely to happen due to the practical difficulties of integration and the differing timescales of product development. The standalone baseband market is crowded and mature and as such does not offer CSR an acceptable level of growth opportunity. In contrast, we are focusing on the connectivity centre to expand the footprint in the handset.

In light of these factors, CSR believes that ongoing investment in the protocol stack is inappropriate. As part of the operational assessment, CSR has therefore decided to cease activities in this area. In light of this, the Board has decided to take a one-off non-cash impairment charge of $52.9m reflecting the entire acquisition cost of UbiNetics and certain assets which will not be used on future development activities.

Income Statement

Revenue

Revenue for Q1 2008 amounted to $160.9 million, stable over Q1 2007 revenue of $160.1 million (Q4 2007: $232.5 million).

Shipments during the quarter of CSR's products into all sectors reflected a combination of seasonality and macro-economic conditions causing lower demand for our customers end products. The proportion of revenues derived from

handsets, headsets and other markets were generally consistent with those seen in Q4 2007. Compared to Q1 2007, handsets accounted for a larger proportion of revenue.

Revenue from CSR's top five customers in the quarter represented 52% of total revenue (Q4 2007: 51%, Q1 2007: 65%) with the largest customer representing 26% of total revenue (Q4 2007: 26%, Q1 2007: 31%).

Gross Profit

Gross profit for Q1 2008 was $72.6 million compared to $110.3 million in Q4 2007 (Q1 2007: $72.1 million). Gross margin was 45.1% of revenue, down from 47.4% in Q4 2007 (Q1 2007: 45.1%). CSR expects that gross margin will be maintained in the mid 40 percentage range in the longer term.

Operating Expenses

Underlying operating expenses were $64.0 million in Q1 2008 compared to $61.1 million in Q4 2007 and $51.7 million in Q1 2007. Operating expenses including amortisation of acquired intangibles and, in Q1 2008, a non-cash asset impairment charge of $52.9 million relating to the UbiNetics' software development activities, were $118.8 million compared to $62.8 million in Q4 2007 (Q1 2007: $68.2 million, which included a patent dispute settlement of $15.0 million).

Underlying research and development (R&D) expenditure was $38.8 million in Q1 2008 compared to $37.9 million in Q4 2007, an increase of 2% (Q1 2007: $33.2 million) resulting largely from increased engineering and headcount-related costs. Underlying selling, general and administrative (SG&A) expenses were $25.2 million for Q1 2008 compared to $23.3 million in Q4 2007. The increase quarter on quarter is due mainly to costs associated with the operational assessment performed in Q1 2008.

Share based payment charges, recorded under IFRS 2, were $0.6 million for Q1 2008 representing a decrease of $2.2 million when compared to Q4 2007.

Operating Profit

Underlying operating profit for Q1 2008 was $8.5 million compared to $49.1 million in Q4 2007 (Q1 2007: $20.4 million). The operating result (including the non-underlying operating expense items noted above) was a loss of $46.2 million for Q1 2008 compared to a profit of $47.4 million in Q4 2007 (Q1 2007: profit of $3.9 million).

Underlying operating margin was 5.3% compared to 21.1% in Q4 2007 (Q1 2007: 12.8%). Operating margin was (28.7%) in Q1 2008 compared to 20.4% in Q4 2007 (Q1 2007: 2.4%).

Earnings and Taxation

For Q1 2008, loss before taxation was $44.2 million compared to a profit of $49.3 million for Q4 2007 (Q1 2007: profit of $4.6 million).

Included within finance costs in Q1 2008 was $0.4 million related to the unwinding of the discount applied to the contingent consideration for the acquisition of NordNav Technologies AB (Q4 2007: $0.4 million).

The underlying effective tax rate for Q1 2008 is 26.5%. This rate is below the current UK statutory rate of 28% principally due to the availability of enhanced tax relief on R&D expenditure.

In order to manage its exposure to foreign exchange, CSR enters into US dollar forward contracts. CSR's average US dollar contract rate for 2008 is set at $1.98 (2007: $1.89). CSR covers a substantial proportion of its UK sterling denominated operating expenses with US dollar forward contracts.

Underlying diluted earnings per share for Q1 2008 was $0.06 per share compared to $0.27 per share for Q4 2007 (Q1 2007: $0.11).

Diluted loss per share (including the impact of the non-underlying operating expense items noted above) for Q1 2008 was $0.32 compared to earnings per share

of $0.26 in Q4 2007 (Q1 2007: earnings per share of $0.02).

Balance Sheet and Cash Flow

The aggregate of cash, cash equivalents and treasury deposits was $210.7 million at 28 March 2008, compared to $245.4 million at 28 December 2007 and $124.2 million at 30 March 2007.

Net cash inflow from operating activities was $6.4 million in Q1 2008 compared to $45.3 million in Q4 2007 and $55.5 million in Q1 2007. Cash outflow on capital expenditure, including finance lease repayments, was $12.0 million in Q1 2008 which included $8.3 million for the purchase of test equipment.

During the quarter, the CSR Employee Benefit Trust purchased 3,222,813 ordinary shares in CSR plc for $20.2 million, and CSR paid scheduled deferred consideration payments of $11.4 million for the GPS acquisitions.

Closing inventory was $73.8 million at 28 March 2008 compared to $77.3 million at 28 December 2007 and $78.7 million at 30 March 2007. Inventory at the quarter end was managed to 11 weeks of historic cost of sales compared to 8 weeks at 28 December 2007.

Accounts receivable decreased to $80.1 million at 28 March 2008 from $81.6 million at 28 December 2007. Days sales outstanding increased to 43 days compared to 37 days at 28 December 2007 and 42 days at 30 March 2007.

Operating Update

Cellular applications

Handsets

In spite of difficult market conditions generally, CSR has continued to perform strongly in this segment and remains well positioned in its existing top tier customers. In addition, we now have multiple active design projects at a top tier phone OEM to whom we have not previously supplied.

Our innovative product pipeline remains firmly on track and customer feedback on recently launched products has been extremely positive. MusiCore, CSR's Bluetooth plus digital signal processor (DSP) combination chip, has been well received by customers. Three of the top five phone OEMs are now actively engaged in MusiCore design projects and the other two are evaluating our solution. MusiCore increases the music playback time on a typical music mobile handset to around 100 hours and provides audio quality comparable to leading edge MP3 players whilst also supporting CSR's low latency stereo music streaming technology.

In April 2008, we gave our first public demonstration of our Bluetooth low energy (formerly known as Ultra Low Power (ULP) Bluetooth). The demonstration consisted of two integrated chips (ICs) successfully transferring Bluetooth low energy data packets 50-times faster than standard Bluetooth, meaning that the devices were consuming as little as 1/50th of the power. In addition, in establishing the connection, the Bluetooth low energy devices used 1/10th the power required by standard Bluetooth. CSR's demonstration ICs employed both standard Bluetooth (v.2.1) and Bluetooth low energy radios. Our next generation BlueCore7 combination chip which taped out on schedule and is currently being evaluated, integrates Bluetooth, FM transmit, FM receive, Bluetooth low energy and GPS RF. Initial reaction from our customers to this product has been very positive.

The development of our software-based high performance GPS (Global Positioning System) on a Bluetooth chip is on schedule. Following the receipt of working single chip Bluetooth and eGPS silicon from the foundry in February 2008 we are evaluating the silicon in our laboratories.

BlueCore6 had an important design win at a top tier customer and started contributing to revenue in Q2 2008. Significant design-in activity is on-going with other top tier customers.

Headsets

The headset market continues to show signs of weakness as a result of subdued consumer spending in the US and Europe. Caution in the distribution channel has reduced order lead times from the traditional 8 to 10 weeks to less than 4 weeks, further reducing visibility.

Although markets are difficult, CSR continues to enjoy an undisputed leadership position across all segments of the headset market. This lead was furthered in Q1 2008 with the release of two new headset chips. Both chips have been extremely well received by customers and the level of design activity is encouraging. Our new BlueVox2 mono headset solution delivers the lowest power consumption in the market, is the first to use Bluetooth version 2.1 and AuriStream for superior voice quality. BlueVox2 also presents headset manufacturers with the opportunity to design the world's smallest Bluetooth headsets through an ultra small 4.5x5.5mm BGA package option. The electronic bill of materials (eBOM) for producing a mono headset using BlueVox2 is $5; and the first headsets using this product are expected to be in the shops in the second half of 2008.

Our new BlueVox DSP mono headset solution delivers superior audio performance and lower power consumption through its advanced digital signal processor architecture and CVC noise cancellation. With an eBOM of $6, BlueVox DSP offers features and functionality to the mid-market which have traditionally been found in high end headset devices.

We believe the stereo headset market is poised for significant growth in 2008 with the demand being driven by the growing number of mobile phones designed to support Bluetooth stereo audio streaming, and other products such as MP3 players, PCs and gaming consoles.

Non-cellular applications

Non-cellular customers have experienced subdued demand in their own markets which has, in turn, affected order levels during the quarter. However, CSR continues to enjoy strong momentum in the non-cellular segment, achieving the majority of all product qualifications.

In the music segment, partnerships in the PMP/MP3 player market have led to a significant increase in design activity. Recent CSR designs include solutions that allow multi-player gaming on portable media players, and connection to wellness bio-feedback monitors which can track users' health over time.

In the gaming segment, CSR has developed a new software architecture that allows Bluetooth to be added to hand held gaming devices almost seamlessly. This feature allows our customers to expand the number of uses for their products, for example, streaming audio with low latency, connecting a mouse or keyboard or using the product as an input device or remote control. CSR is working with a range of new customers in the gaming segment and expects to see strong growth in 2008 and into 2009.

In the PC segment CSR's strategic relationship with Intel to bring USB Sideband Signalling technology to Bluetooth in PCs has been well received by Tier 1 OEM customers. The technology extends a typical laptop's battery life when using Bluetooth by approximately half an hour against standard battery life of approximately three hours.

The number of potential applications for Bluetooth continues to proliferate. New applications include Bluetooth being incorporated into digital televisions. This allows consumers to send pictures from a mobile device directly to the television as well as to use Bluetooth remote controls.

Wi-Fi

The level of design activity for UniFi, our solution for the embedded Wi-Fi market, continues to increase. CSR has over 40 active customer projects in this segment including design activity with several top tier phone OEMs.

People

Headcount increased by 10 (Q4 2007: 10) to 1,072 at the end of Q1 2008.

About CSR

CSR is the leading global provider of personal wireless technology and its product portfolio covers Bluetooth, GPS, FM and Wi-Fi (IEEE802.11). CSR offers developed hardware/software solutions based around its silicon platforms, that incorporate fully integrated radio, baseband and microcontroller elements.

CSR's customers include industry leaders such as Apple, Dell, LG, Motorola, NEC, Nokia, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Dallas and Detroit in the USA.

More information can be found at www.csr.com.

Forward looking statements

With the exception of historical information, the matters set forth in this news release are forward looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those implied by the forward looking statements. These factors include consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; declines in average selling prices of the Company's products; cancellation of existing orders or the failure to secure new orders; the Company's failure to introduce new products and to implement new technologies on a timely basis; the Company's failure to anticipate changing customer product requirements; the Company's failure to deliver products to its customers on a timely basis; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions, the lengthy design cycle for CSR's products, CSR's ability to secure sufficient capacity from third-parties that manufacture, assemble and test its products, the potential for any disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors, the yields that CSR's subcontractors achieve with respect to CSR's products, possible errors or failures in the hardware or software components of CSR's products, CSR's ability to successfully manage its recent expansion and growth, CSR's ability to protect its intellectual property, CSR's ability to attract and retain key personnel including engineers and technical personnel, competitive developments in CSR's markets, difficulty in predicting future results, CSR's ability to successfully and efficiently integrate any recent or future acquisitions. These forward looking statements speak only at the date of this news release and CSR undertakes no obligation to up-date the forward looking statements contained in this news release or any other forward looking statements it may make.

Consolidated income statement

	Note	Q1 2008 (unaudited) $'000	Q4 2007 (unaudited) $'000	Q1 2007 (unaudited) $'000	2007 (audited) $'000
Revenue		160,881	232,518	160,115	848,622
Cost of sales		(88,298)	(122,241)	(87,972)	(452,348)
Gross profit		72,583	110,277	72,143	396,274
Underlying research and development		(38,818)	(37,888)	(33,169)	(140,932)
Amortisation of acquired intangible assets		(1,821)	(1,691)	(1,538)	(6,609)

Research and development		(40,639)	(39,579)	(34,707)	(147,541)
Underlying selling, general and administrative		(25,218)	(23,252)	(18,537)	(83,635)
Patent dispute settlement		-	-	(15,000)	(15,000)
Impairment of assets	4	(52,918)	-	-	-
Selling, general and administrative		(78,136)	(23,252)	(33,537)	(98,635)
Underlying operating profit		8,547	49,137	20,437	171,707
Patent dispute settlement		-	-	(15,000)	(15,000)
Impairment of assets	4	(52,918)	-	-	-
Amortisation of acquired intangible assets		(1,821)	(1,691)	(1,538)	(6,609)
Operating (loss) profit		(46,192)	47,446	3,899	150,098
Investment income		2,274	2,355	1,433	7,938
Finance costs		(256)	(495)	(686)	(2,437)
(Loss) profit before tax		(44,174)	49,306	4,646	155,599
Tax		2,226	(13,563)	(1,322)	(42,795)
(Loss) profit for the period		(41,948)	35,743	3,324	112,804
(Loss) earnings per share		$	$	$	$
Basic	2	(0.32)	0.27	0.03	0.86
Underlying diluted	2	0.06	0.27	0.11	0.94
Diluted	2	(0.32)	0.26	0.02	0.83

Consolidated balance sheet

	28 March 2008	28 December 2007	30 March 2007
	(unaudited) $'000	(audited) $'000	(unaudited) $'000
Non-current assets			
Goodwill	107,300	144,207	144,333
Other intangible assets	28,937	45,144	51,965
Property, plant and equipment	56,585	52,924	48,607
Deferred tax asset	2,938	7,021	3,298
	195,760	249,296	248,203
Current assets			
Inventory	73,815	77,256	78,670
Derivative financial instruments	340	696	3,468

Trade and other receivables	100,381	97,206	91,468
Treasury deposits	120,000	52,065	22,214
Cash and cash equivalents	90,708	193,311	102,026
	385,244	420,534	297,846
Total assets	581,004	669,830	546,049
Current liabilities			
Trade and other payables	90,856	93,376	81,543
Tax liabilities	20,229	26,851	5,995
Obligations under finance leases	2,978	3,108	2,704
Derivative financial instruments	614	1,080	-
Short-term provisions	2,365	2,414	3,703
Contingent consideration	16,719	25,988	16,935
	133,761	152,817	110,880
Net current assets	251,483	267,717	186,966
Non-current liabilities			
Deferred tax liability	5,101	8,208	5,928
Obligations under finance leases	-	142	2,968
Contingent consideration	-	-	15,677
	5,101	8,350	24,573
Total liabilities	138,862	161,167	135,453
Net assets	442,142	508,663	410,596
Equity			
Share capital	237	236	234
Share premium account	90,405	89,926	85,417
Capital redemption reserve	950	950	950
Employee Benefit Trust Reserve	(40,224)	(20,025)	-
Merger reserve	61,574	61,574	61,574
Hedging reserve	(619)	(899)	2,198
Share based payment reserve	20,902	20,278	13,173
Tax reserve	29,540	35,298	35,205
Retained earnings	279,377	321,325	211,845
Total equity	442,142	508,663	410,596

Consolidated statement of recognised income and expense

	Q1 2008 (unaudited) $'000	Q4 2007 (unaudited) $'000	Q1 2007 (unaudited) $'000	2007 (audited) $'000
Gain (loss) on cash flow hedges	111	(4,997)	(1,054)	(4,906)
Adjustments to deferred tax from reduced UK tax rates	-	(11)	-	(11)
Net tax on cash flow hedges in equity	(57)	1,407	308	1,382
Net income (expense)				

recognised directly in equity		54	(3,601)	(746)	(3,535)
Transfers					
Transferred to income statement in respect of cash flow hedges		170	447	80	836
Tax on items transferred from equity		(51)	(108)	(24)	(225)
(Loss) profit for the period		(41,948)	35,743	3,324	112,804
Total recognised income and expense for the period		(41,775)	32,481	2,634	109,880

Consolidated Cash Flow Statement

	Note	Q1 2008 (unaudited) $'000	Q4 2007 (unaudited) $'000	Q1 2007 (unaudited) $'000	2007 (audited) $'000
Net cash from operating activities	5	6,407	45,331	55,464	222,178
Investing activities					
Interest received		2,205	2,708	1,442	7,752
(Purchase) sale of treasury deposits		(67,935)	45,000	7,786	(22,065)
Purchases of property, plant and equipment		(11,092)	(6,318)	(6,758)	(24,382)
Purchases of intangible assets		(282)	(2,996)	(1,077)	(5,098)
Acquisition of subsidiaries		(11,436)	-	(72,056)	(81,946)
Net cash (used in) from investing activities		(88,540)	38,394	(70,663)	(125,739)
Financing activities					
Repayments of obligations under finance leases		(670)	(1,631)	(1,218)	(5,924)
Purchase of own shares		(20,199)	-	-	(20,025)
Proceeds on issue of shares		224	1,322	1,197	5,824
Net cash used in financing activities		(20,645)	(309)	(21)	(20,125)
Net (decrease) increase in cash and cash equivalents		(102,778)	83,416	(15,220)	76,314

Cash and cash

equivalents at beginning of period	193,311	109,917	117,494	117,494
Effect of foreign exchange rate changes	175	(22)	(248)	(497)
Cash and cash equivalents at end of period	90,708	193,311	102,026	193,311

Notes

1. Basis of preparation and accounting policies

The financial information in this statement has been prepared under the same accounting policies as the statutory accounts for the 52 weeks ended 28 December 2007. The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Whilst the financial information included in this statement has been prepared in accordance with International Financial Reporting Standards, this announcement does not itself contain sufficient information to comply with IAS 34 'Interim Financial Reporting'.

Statutory accounts for the 52 weeks ended 28 December 2007 will be filed with the Registrar of Companies following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) Companies Act 1985.

The financial information for the quarters Q1 2008, Q4 2007 and Q1 2007 is unaudited and has not been reviewed by the Company's auditors.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q1 2008	13 weeks	29 December 2007 to 28 March 2008
Q4 2007	13 weeks	29 September 2007 to 28 December 2007
Q1 2007	13 weeks	30 December 2006 to 30 March 2007
2007	52 weeks	30 December 2006 to 28 December 2007

2. Earnings per ordinary share

The calculation of earnings per share is based upon the (loss) profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares
Q1 2008	130,482,424	133,433,443
Q4 2007	130,515,382	135,649,445
Q1 2007	130,435,753	135,415,620

2007	130,690,101	135,596,821

2. Earnings per ordinary share (continued)

Earnings	Q1 2008 (unaudited) $'000	Q4 2007 (unaudited) $'000	Q1 2007 (unaudited) $'000	2007 (audited) $'000
Underlying profit for the period	7,739	36,927	14,901	127,930
Patent dispute settlement, net of tax	-	-	(10,500)	(10,500)
Impairment of assets, net of tax	(48,376)	-	-	-
Amortisation of acquired intangibles, net of tax	(1,311)	(1,184)	(1,077)	(4,626)
(Loss) profit for the period	(41,948)	35,743	3,324	112,804

Earnings per share	Q1 2008 (unaudited) $	Q4 2007 (unaudited) $	Q1 2007 (unaudited) $	2007 (audited) $
Basic	(0.32)	0.27	0.03	0.86
Underlying diluted	0.06	0.27	0.11	0.94
Patent dispute settlement	-	-	(0.08)	(0.08)
Impairment of assets	(0.37)	-	-	-
Amortisation of intangibles	(0.01)	(0.01)	(0.01)	(0.03)
Diluted	(0.32)	0.26	0.02	0.83

3. Changes in share capital

369,998 Ordinary Shares were issued from employee option exercises in Q1 2008. Consideration was $480,000 at a premium of $479,000.

4. Impairment of assets

During Q1 2008, a non-cash impairment charge of $52.9 million was recorded. This resulted from the decision to discontinue investment in UbiNetics' protocol software development programme following the recommendations of the operational assessment.

The impairment is charged to selling, general and administrative expenses in the consolidated income statement and includes $36.9 million in relation to goodwill arising on the acquisition of UbiNetics (VPT) Limited, $9.6 million for acquisition related intangible assets and $6.4 million for certain fixed assets which are no longer required for ongoing development activities.

5. Reconciliation of operating (loss) profit to net cash from operating activities

	Q1 2008 (unaudited) $'000	Q4 2007 (unaudited) $'000	Q1 2007 (unaudited) $'000	2007 (audited) $'000
Operating (loss) profit	(46,192)	47,446	3,899	150,098
Adjustments for:				
Amortisation of intangible assets	4,754	4,496	3,967	17,036
Depreciation of property, plant and equipment	4,870	4,981	3,828	17,427
Impairment of assets	52,918	-	-	-
(Gain) loss on disposal of property, plant and equipment	(41)	102	74	168
Deferred tax adjustment to goodwill	-	279	-	279
Share related charge	624	2,819	2,170	9,275
Decrease in provisions	(49)	(873)	(525)	(1,814)
Operating cash flows before movements in working capital	16,884	59,250	13,413	192,469
Decrease in inventories	3,441	25,781	27,905	29,319
(Increase) decrease in receivables	(2,562)	12,037	12,007	8,173
(Decrease) increase in payables	(2,118)	(43,378)	10,291	22,394
Cash generated by operations	15,645	53,690	63,616	252,355
Foreign tax paid	(254)	(318)	(200)	(1,117)
Corporation tax paid	(9,196)	(7,998)	(7,863)	(28,702)
Interest paid	(108)	(43)	(89)	(358)
R&D tax credit received	320	-	-	-
Net cash from operating activities	6,407	45,331	55,464	222,178


csr

News Release

CSR plc - Holding(s) in Company

RNS Number:5455T

CSR *plc*

01 May 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from Aberforth Partners LLP

pursuant to the FSA's Disclosure and Transparency Rules. The notifying party has

advised that following a disposal in shares in the Company its aggregate

holding in the Company has fallen below 5% of the Company's issued share capital

Ends

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The company news service from the London Stock Exchange

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CSR plc - Holding(s) in Company

CSR plc
01 May 2008

CSR plc
Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Deutsche Bank AG and its subsidiaries,
DWS Investment GmbH
DWS Investments Schweiz
DWS Investment S.A., Luxembourg
Tilney Investment Management

8,286,909 ordinary shares (6.26%)

Ends

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The company news service from the London Stock Exchange

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News Release

CSR plc - Total Voting Rights

RNS Number:5472T

CSR plc

01 May 2008

CSR plc Voting Rights and Capital

1 May 2008

In conformity with the Transparency Directive's transitional provision 6 we

would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of

this notice is 132,462,989 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this

notice is 132,462,989.

There are no shares held in treasury.

The above figure (132,462,989) may be used by shareholders as the denominator

for the calculations by which they will determine if they are required to notify

their interest in, or a change to their interest in, CSR plc under the FSA's

Disclosure and Transparency Rules.

This information is provided by RNS

The company news service from the London Stock Exchange

END

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CSR plc - Holding(s) in Company

RNS Number:7217T

CSR plc

06 May 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered

shareholder pursuant to the FSA's Disclosure and Transparency Rules. The

registered shareholder has advised that the shares held by them in the Company

in which they have voting rights are as follows:

BlackRock, Inc.

18,727,125 ordinary shares (14.14%)

Ends

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The company news service from the London Stock Exchange

END

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CSR plc - Holding(s) in Company

CSR plc
07 May 2008

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

The Goldman Sachs Group, Inc,
on behalf of itself and its subsidiaries,
Goldman, Sachs & Co,

Goldman Sachs International,
Goldman Sachs Securities (Nominees) Limited

4,100,408 shares (3.10%)

This information is provided by RNS
The company news service from the London Stock Exchange

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CSR plc - Holding(s) in Company

CSR plc
07 May 2008

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

The Goldman Sachs Group, Inc,
on behalf of itself and its subsidiaries,
Goldman, Sachs & Co,

Goldman Sachs International,
Goldman Sachs Asset Management International
Goldman Sachs Assets Management, L.P.
Goldman Sachs Securities (Nominees), Limited

6,814,850 shares (5.14%)

This information is provided by RNS
The company news service from the London Stock Exchange

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News Release

CSR plc - Analyst and Investor Day

RNS Number:8834T

CSR plc

07 May 2008

CSR plc

Analyst and Investor Day

Thursday 8 May 2008

On Thursday 8 May 2008, CSR plc ('the Company') will be holding an analyst and investor day at which will be presented the results of the recently completed operational assessment undertaken since the appointment of Joep van Buerden as Chief Executive Officer. The presentation will also be made available on the Company's website to coincide with the presentation.

Enquiries:

Investors Media

Andrew Farmer Tom Buchanan/ Chris Blundell

IR Director CSR Brunswick

+44 1223 692 000 +44 207 404 5959

END

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News Release

CSR plc - Analyst and Investor Day

CSR plc
08 May 2008

CSR PLC

ANALYST AND INVESTOR DAY

London: Thursday 8 May 2008: CSR plc (LSE:CSR), the wireless connectivity solutions provider and the leader in Bluetooth technology, is today hosting an analyst and investor day in London.

The analyst and investor day will cover the results of CSR's recent operational assessment. The assessment was initiated in January 2008 to optimize CSR's performance. It examined the growth prospects of all wireless connectivity markets and CSR's capacity to exploit that growth. It also assessed CSR's technology portfolio, internal structure, research and development focus and operational efficiency.

Highlights

- Consolidate CSR's stronghold in Bluetooth
- Focus on the fast growing market of connectivity in mobile phones and consumer electronics
- Maintain R&D investment in Bluetooth and other wireless connectivity technologies
- Lead the emerging connectivity centre in mobile phones comprising Bluetooth, GPS, WiFi, FM, Audio and others
- Leverage CSR's existing Bluetooth position and strong customer relationships to meet future demand for wireless communications technologies in single chip solutions
- Improve execution, simplify internal structures and further strengthen customer focus
- Not enter the baseband market and accordingly cease further development of the UbiNetics protocol stack:

Commenting on the conclusions of the assessment, Joep van Beurden, CEO said:

'Although market conditions are volatile, we have maintained our share across all segments. As a result, we are confident that we are in a very strong position, and have a clear strategy for returning to growth when economic conditions recover.

The core of that strategy is the 'Connectivity Centre'. We believe that there is a clear trend emerging, which will ultimately lead all connectivity technologies to combine around Bluetooth - on a single chip. This approach will allow our customers to ensure that they stay at the leading edge of connectivity technology. We believe that the connectivity centre will complement the baseband, rather than become an integrated part of it. It can therefore innovate at its own speed, without the need to track baseband lithography, and can deliver reduced component count and bill of materials without compromising performance.

We ultimately see our connectivity centre strategy leading to products which include Bluetooth, FM, WiFi, GPS, Low Energy Bluetooth (formerly Ultra-Low

Power), Ultra-Wide Band, near field communications, audio and cellular RF. Audio is an area that we already have a very strong position in, with our MusiCore product - which is truly transformational. And Cellular RF is a very logical extension of the connectivity centre proper, since it provides connectivity to macro, cellular networks. With the inclusion of these two adjacent markets, we expect our total addressable market to grow from $3.6 billion in 2007 to almost $14 billion in 2012.

We are already responding to RFIs for products which are perfectly aligned with our connectivity centre strategy, and indeed, have several products already being assessed by customers. Our BlueCore7 product already integrates Bluetooth, FM, Low Energy Bluetooth, stereo audio and digital signal processing. It's a perfect example of the first iteration of the connectivity centre.

Our decision to pursue this strategy has several important implications. The first is that I can now say that CSR is completely and unequivocally focused on connectivity. That's important not only because it's a huge market which is expected to grow rapidly, but also because we have already established ourselves as the clear leader in the most important category to date, namely Bluetooth.

To capitalise on our position, we've restructured our R&D organisation to reflect the key elements of the connectivity centre, streamlined our business units, and better integrated our sales teams. The net effect of this is that CSR will be able to lead the development of the connectivity centre, whilst also becoming more responsive to customers needs, and more expert at execution. When the economy returns to positive, we will emerge as focused, prepared and ready to exploit the opportunities we have identified.'

No material new information and no information on current trading will be disclosed during the analyst and investor day presentation. A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 09.45 UK time (BST) and will be available to view on demand from approximately 15.00 (BST).

Enquiries:

Investors	Media
Andrew Farmer	Tom Buchanan/ Chris Blundell
IR Director, CSR	Brunswick
+44 1223 692 000	+44 207 404 5959

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CSR plc (CSR)- Holding(s) in Company

RNS Number : 2168U

CSR plc

12 May 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules.

The registered shareholder The Goldman Sachs Group, Inc, on behalf of itself and its subsidiaries, (Goldman, Sachs & Co, Goldman Sachs International, Goldman Sachs Asset Management International and Goldman Sachs Asset Management, L.P.) has advised that following the disposal of shares in the Company, they no longer have a notifiable interest in the Company's shares.

Ends

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News Release

CSR plc - Holding(s) in Company

RNS Number : 2211U

CSR plc

12 May 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Barclays Global Investors through its legal entities

Barclays Global Fund Advisors

Barclays Global Investors Ltd

Barclays Global Investors, N.A.

7,913,184 ordinary shares (5.97%)

Ends

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The company news service from the London Stock Exchange

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CSR plc - Voting Rights acquired for AGM

RNS Number : 4320U

CSR plc

14 May 2008

CSR plc

(CSR or the Company)

Acquisition of voting rights

In connection with the holding by the Company of its Annual General Meeting on Thursday 15 May 2008, the Chairman, Mr Ron Mackintosh has, as at today's date, acquired voting rights attaching to the Company's Ordinary Shares.

Mr Mackintosh's direct and indirect holdings in the voting rights of the Ordinary Shares of the Company are shown below.

Number of Shares Number of Voting Number of Voting Percentage of Voting Percentage of Voting Total Percentage of Voting

Rights Rights Rights Rights Rights

Direct Indirect Direct Indirect

76,671,033 75,000 76,596,033 0.06% 57.80% 57.86%

The voting rights will lapse immediately upon conclusion of the Annual General Meeting.

Shareholders in the Company shall be entitled to attend and vote in person at the Annual General Meeting, even where they have submitted a proxy.

Ends

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The company news service from the London Stock Exchange

END

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CSR plc - Annual General Meeting Results

RNS Number : 5548U
CSR plc
15 May 2008

15 May 2008

CSR plc

ANNUAL GENERAL MEETING

CSR plc (LSE:CSR), announces the passing of the resolutions proposed at its Annual General Meeting held at Noon on Thursday 15 May 2008 as detailed below.

The shareholders votes in favour, against and abstentions in respect of each resolution and as a proportion of the total votes cast are summarised.

Ordinary Resolutions	Votes Cast in favour and as a percentage of total votes cast	Votes Cast against and as a percentage of total votes cast	Abstentions and as a percentage of total votes cast
1 To receive the financial statements and the reports of the directors and auditors	76,260,234 (99.42%)	135,988 (0.18%)	308,683 (0.40%)
2 To approve the remuneration report for the 52 week period ended 28 December 2007	74,595,491 (97.25%)	932,276 (1.22%)	1,177,138 (1.53%)
3 To elect as a director Mr Jozef van Beurden	76,611,026 (99.88%)	58,966 (0.08%)	34,913 (0.04%)
4 To elect as a director Mr Chris Ladas	76,295,207 (99.47%)	375,826 (0.49%)	33,872 (0.04%)
5 To re-elect as a director Mr James Collier	76,611,907 (99.88%)	59,126 (0.08%)	33,872 (0.04%)
6 To re-elect as a director Mr Anthony Carlisle	76,493,580	4,217	207,108

	(99.72)	(0.01%)	(0.27%)
7To re-appoint Deloitte & Touche as auditors and authorise the directors to determine their remuneration	76,620,133	50,870	33,902
	(99.89%)	(0.07%)	(0.04%)
8To authorise the Company and its subsidiaries, to make political donations	76,522,596	147,347	34,962
	(99.76%)	(0.19%)	(0.05%)
9To grant to the directors authority under S 80 of the Companies Act 1985	75,281,306	1,389,427	34,172
	(98.14%)	(1.81%)	(0.05%)

CSR plc

ANNUAL GENERAL MEETING

(continued)

CSR plc (LSE:CSR), announces the passing of the resolutions proposed at its Annual General Meeting held at Noon on Thursday 15 May 2008 as detailed below.

The shareholders votes in favour, against and abstentions in respect of each resolution and as a proportion of the total votes cast are summarised.

Special Resolutions	Votes Cast in favour and as a percentage of total votes cast	Votes Cast against and as a percentage of total votes cast	Abstentions and as a percentage of total votes cast
10To disapply S89(1) of the Companies Act 1985	76,419,165	251,868	33,872
	(99.63%)	(0.33%)	(0.04%)
11To grant to the Company authority to purchase its own shares under S 166 of the Companies Act 1985	76,537,857	133,176	33,872
	(99.78%)	(0.18%)	(0.04%)
12To adopt new Articles of Association	76,121,892	136,299	446,714
	(99.24%)	(0.18%)	(0.58%)

Enquiries

IR Director, CSR plc	Brunswick, Tom Buchanan

+ 44 1223 692000 +44 207 404 5959

ENDS

END

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News Release

CSR plc - Submission to UKLA Document Viewing Facility

RNS Number : 9052U

CSR plc

20 May 2008

CSR plc

(the 'Company')

Documents submitted to the

UKLA Document Viewing Facility

New Articles of Association

and

Special Business approved at the Annual General Meeting

Following approval granted at its Annual General Meeting for the adoption of new Articles of Association, a copy of the new Articles of Association, has been submitted to the UK Listing Authority for inspection at the UK Listing Authority's Document Viewing Facility (the 'Viewing Facility'). In addition, details of the resolutions passed as Special Business at the Annual General Meeting have also been submitted to the Viewing Facility which is situated at:

UK Listing Authority

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel. No. (0)20 7066 1000

Confirmation that all resolutions submitted to shareholders were approved at the Company's Annual General Meeting was separately reported via RNS on 15 May 2008.

Ends

This information is provided by RNS

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CSR plc - Holding(s) in Company

RNS Number : 1028V

CSR plc

22 May 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Lazard Asset Management LLC

through custodian accounts

Citibank NA London

Bank of New York,Inc

State Street Bank

PFPC Trust Co

JP Morgan Chase

Northern Trust Co

ABN Amro Mellon

6,657,123 ordinary shares (5.02%)

Ends

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The company news service from the London Stock Exchange

END

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csr

News Release

CSR plc - Holding(s) in Company

RNS Number : 4642V

CSR plc

29 May 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

BNP Paribas

4,345,326 ordinary shares (3.28%)

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLPUURWAUPRGRR

82-34982


csr

News Release

CSR plc - Holding(s) in Company

RNS Number : 4641V

CSR plc

29 May 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules.

The registered shareholder Lazard Asset Management LLC on behalf of itself and its custodian accounts, (Citibank NA London, Bank of New York,Inc, State Street Bank, PFPC Trust Co, JP Morgan Chase, Northern Trust Co, ABN Amro Mellon) has advised that following the disposal of shares in the Company, they no longer have a notifiable interest in the Company's shares.

Ends

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The company news service from the London Stock Exchange

END

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News Release

CSR plc - Director/PDMR Shareholding

RNS Number : 7131V

CSR plc

02 June 2008

CSR plc

(the Company)

Directors Dealing

Announcement of the purchase of ordinary shares in the Company

The Company announces that Mr. Ron Mackintosh, Chairman on Friday 23 May 2008 acquired 25,000 ordinary shares in the Company at £3.44 per share. Following the purchase, Mr. Mackintosh's shareholding in the Company has increased to 100,000 ordinary shares.

This information is provided by RNS

The company news service from the London Stock Exchange

END

RDSSSUSWESASEEM

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csr

News Release

CSR plc - Total Voting Rights

RNS Number : 7187V

CSR plc

02 June 2008

CSR plc Voting Rights and Capital

2 June 2008

In conformity with the Transparency Directive's transitional provision 6 we would

like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of

this notice is 132,551,790 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice

is 132,551,790.

There are no shares held in treasury.

The above figure (132,551,790) may be used by shareholders as the denominator

for the calculations by which they will determine if they are required to notify their

interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and

Transparency Rules.

This information is provided by RNS

The company news service from the London Stock Exchange

END

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News Release

CSR plc - Holding(s) in Company

RNS Number : 7718V

CSR plc

03 June 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

BNP Paribas

5,509,221 ordinary shares (4.16%)

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

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News Release

CSR plc - Holding(s) in Company

RNS Number : 7981V
CSR plc
03 June 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that

the shares held by them in the Company in which they have voting rights are as follows:

Deutsche Bank AG and its subsidiaries,

DWS Investment GmbH

DWS Investments Schweiz

Tilney Investment Management

7,882,598 ordinary shares (5.95%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLUUUQCQUPRGRP

82-34982


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News Release

CSR plc - Holding(s) in Company

RNS Number : 9444V
CSR plc
04 June 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that

the shares held by them in the Company in which they have voting rights are as follows:

Aberforth Partners LLP

through investment management funds

Aberforth Smaller Companies Trust plc

Aberforth UK Small Companies Fund

The Church Commissioners for England

6,643,010 ordinary shares (5.01%)

In addition Aberforth Partners LLP have discretionary investment management powers in a further 1,268,700 ordinary shares of the Company, but in regards to which it does

not have access to the voting rights.

Ends

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News Release

CSR plc - Holding(s) in Company

RNS Number : 9753V
CSR plc
04 June 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant

to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised

that the shares held by them in the Company in which they have voting rights are as follows:

The Goldman Sachs Group, Inc,

on behalf of itself and its subsidiaries,

Goldman, Sachs & Co,
Goldman Sachs International,

Goldman Sachs Asset Management International

Goldman Sachs Securities (Nominees), Limited

6,965,792 shares (5.26%)

82-34982



News Release

CSR plc - Holding(s) in Company

RNS Number : 0108W

CSR plc

05 June 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that

the shares held by them in the Company in which they have voting rights are as follows:

BlackRock, Inc.

18,550,203 ordinary shares (13.99%)

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

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News Release

CSR plc - Holding(s) in Company

RNS Number : 2303W

CSR plc

09 June 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Capital Group International, Inc. including its subsidiaries

Capital Guardian Trust Company, Capital International Ltd,

Capital International S.A. and Capital International, Inc

4,340,143 ordinary shares (3.27%)

being a holding under the discretionary investment management

of the investment management companies named above

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLUUUUAQUPRGMQ

82-34982


csr

News Release

CSR plc - Holding(s) in Company

RNS Number : 1976W
CSR plc
09 June 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules.

The registered shareholder The Goldman Sachs Group, Inc, on behalf of itself and its subsidiaries, (Goldman, Sachs & Co, Goldman Sachs International, Goldman Sachs Asset Management International and Goldman Sachs Securities (Nominees), Limited) has advised that following both the disposal of shares in the Company, and reliance on exemption DTR 5.1.5 (1) they no longer have a notifiable interest in the Company's shares.

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLUUUWWQUPRGCQ

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News Release

CSR plc - Holding(s) in Company

RNS Number : 1969W
CSR plc
09 June 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Deutsche Bank AG and its subsidiaries,
DWS Investment GmbH
DWS Investments Schweiz
Tilney Investment Management

8,017,180 ordinary shares (6.05%)

Ends

END

HOLUUUUWQUPRGCQ

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News Release

CSR plc - Holding(s) in Company

RNS Number : 2587W
CSR plc
09 June 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Deutsche Bank AG and its subsidiaries,
DWS Investment GmbH
DWS Investments Schweiz
Tilney Investment Management

7,094,338 ordinary shares (5.35%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLUUUQGQUPRUBB

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News Release

CSR plc - Holding(s) in Company

RNS Number : 3016W
CSR plc
09 June 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

The Goldman Sachs Group, Inc,
on behalf of itself and its subsidiaries,
Goldman, Sachs & Co,
Goldman Sachs International,
Goldman Sachs Securities (Nominees), Limited

4,125,898 shares (3.11%)

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLUUUGPQUPRGCB

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News Release

CSR plc - Holding(s) in Company

RNS Number : 4542W

CSR plc

11 June 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules.

The registered shareholder The Goldman Sachs Group, Inc, on behalf of itself and its subsidiaries, (Goldman, Sachs & Co. and Goldman Sachs International) has advised that following both the disposal

of shares in the Company, and in reliance on exemption DTR 5.1.5 (1) they no longer have a notifiable

interest in the Company's shares.

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

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News Release

CSR plc - Grant of Options - Directors

RNS Number : 5780W

CSR plc

12 June 2008

CSR plc

(the Company)

Announcement of the grant of share options and share awards

in the Company to Executive Directors

pursuant to the Company's Share Option Plan and Share Award Plan

Following a meeting of the Remuneration Committee of the Company held on Wednesday 11 June 2008, approving the grant of share options to be effective 11 June 2008, a grant has been made to the executive directors named below of share options and share awards, pursuant respectively to rules of the CSR plc Share Option Plan and the CSR Share Award Plan.

The grants being made to Mr Gardiner are in respect of and follow his appointment as Chief Financial Officer, effective 2 June 2008 and are being made in accordance with his service agreement, the terms of which were determined prior to Mr Gardiner joining the Company.

In addition, in order to facilitate his recruitment, Mr Gardiner has also been awarded 20,000 ordinary shares in the Company. This award is subject to vesting on 11 June 2011, being the third anniversary of the date of grant and to the satisfaction of conditions relating to service. Upon vesting of the award, Mr Gardiner will subscribe for such shares in cash at a price per share equal to their nominal value.

In respect of the grants of share options and share awards shown in the table below for both Mr van Beurden and Mr Gardiner, the vesting of the entitlements under these awards is subject to a three year retention period and the fulfilment of performance conditions.

Director Share Options Option Price Share Awards at Par Awards Market Value

Value per share

Jozef van Beurden 96,463 £3.11 23,250 75,000

Will Gardiner 279,742 £3.11 179,800 579,999

This information is provided by RNS

The company news service from the London Stock Exchange

END

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News Release

CSR plc - Grant of Options - PDMR's

RNS Number : 5794W

CSR plc

12 June 2008

CSR plc

(the Company)

Announcement of the grant of share options and share awards

in the Company to Persons Discharging Managerial Responsibility

pursuant to the Company's Share Option Plan and Share Award Plan

Following a meeting of the Remuneration Committee of the Company held on Wednesday 11 June 2008, approving the grant of options to be effective 11 June 2008, a grant has been made to the PDMR's named below of share options and share awards, pursuant respectively to rules of the CSR plc Share Option Plan and the CSR Share Award Plan. The vesting of options and awards is subject to a three year retention period and the fulfilment of performance conditions.

PDMR Share Options Option Price Share Awards at Par Awards Market Value

Value per share

Tracy Hopkins 36,977 3.11 17,825 57,500

Jon Hudson 47,749 3.11 23,017 74,248

Neil MacMullen 41,157 3.11 19,840 64,000

Anthony Murray 41,157 3.11 19,840 64,000

Matthew Phillips 46,623 3.11 22,475 72,500

Graham Pink 41,157 3.11 19,840 64,000

Elaine Rowe 28,938 3.11 27,900 90,000

This information is provided by RNS

The company news service from the London Stock Exchange

END

RDSFKBKNDBKDBAD

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csr

News Release

CSR plc - Holding(s) in Company

RNS Number : 1271X

CSR plc

20 June 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

BlackRock, Inc.

16,965,747 ordinary shares (12.78%)

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

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News Release

CSR plc - Total Voting Rights

RNS Number : 3304Y

CSR plc

04 July 2008

CSR plc Voting Rights and Capital

4 July 2008

In conformity with the Transparency Directive's transitional provision 6 we would

like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of

this notice is 132,707,466 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice

is 132,707,466.

There are no shares held in treasury.

The above figure (132,707,466) may be used by shareholders as the denominator

for the calculations by which they will determine if they are required to notify their

interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and

Transparency Rules.

This information is provided by RNS

The company news service from the London Stock Exchange

END

TVRGIGDRUBGGGIS


csr

News Release

CSR plc - Holding(s) in Company

RNS Number : 5830Y

CSR plc

08 July 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

BlackRock, Inc.

15,873,462 ordinary shares (11.96%)

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLUUUQCMUPRGPR



News Release

CSR plc - Shareholder Notification

RNS Number : 2509Z
CSR plc
17 July 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from Deutsche Bank AG pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that following the disposal of shares in the Company their holding has fallen below 3% of the Company's issued share capital.

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END


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News Release

CSR plc - Holding(s) in Company

RNS Number : 5463Z
CSR plc
22 July 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from Capital Group International Inc on behalf of its subsidiaries, pursuant to the FSA's Disclosure and Transparency Rules. The notifying party has advised that following the disposal of shares in the Company its aggregate holding in the Company has fallen below 3% of the Company's issued share capital.

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END



News Release

CSR plc - Date for the announcement of Q2 Results

RNS Number : 5604Z
CSR plc
22 July 2008

Notification of Q2 Results, 29 July 2008

CSR plc will be announcing its Q2 results on Tuesday, 29 July 2008. A presentation to analysts will be held at 10.00am.

A dial-in facility will be available as follows:

International dial-in: +44 (0) 1452 561 263

Chairperson: Joep van Beurden

Password: CSR Q2 Results

An audio replay facility and a transcript of the presentation will be made available on the investor relations pages of the CSR website (csr.com) for one week following the presentation. The call will be available for replay on +44 (0) 1452 55 0000; Access Code: 54605296#.

A conference call for US analysts and investors will be held at 9.00am EST on Tuesday, 29 July 2008. To access this call dial (USA Free Call) 1866 223 0481 Passcode: CSR Q2 Results.

Enquiries:

Investors	**Media**
Andrew Farmer	Tom Buchanan/ Chris Blundell
IR Director, CSR	Brunswick
+44 1223 692 000	+44 207 404 5959


csr

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News Release

CSR - plc Holding(s) in Company

RNS Number : 5463Z
CSR plc
22 July 2008

CSR plc

Shareholder Notification

CSR plc ("the Company") has received a notification from Capital Group International Inc on behalf of its subsidiaries, pursuant to the FSA's Disclosure and Transparency Rules. The notifying party has advised that following the disposal of shares in the Company its aggregate holding in the Company has fallen below 3% of the Company's issued share capital.

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END



News Release

CSR plc - Holding(s) in Company

RNS Number : 6371Z
CSR plc
23 July 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

BlackRock, Inc.

14,355,297 ordinary shares (10.82%)

Ends

END



News Release

CSR plc - CSR Plc Q2 and Half Year 2008 Results

Click here for financial Tables

CSR PLC

UNAUDITED RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 27 JUNE 2008

In line with expectations. Increased momentum in execution. Development of Connectivity Centre ahead of schedule.

- Q2 in line with guidance - revenues up on Q1, gross margins stable, tight operating cost control;
- Significant progress made in product development: BlueCore7, Low Energy Bluetooth, MusiCore and Embedded Wi-Fi;
- Completed the repositioning of the business around the Connectivity Centre: 150 Engineers redeployed from baseband related activities to the Connectivity Centre;
- Ongoing difficult macro economic environment. Q3 revenues expected to be $190 million to $220 million.

London: 29 July 2008: CSR plc [LSE: CSR], the global leader in Bluetooth technology and provider of wireless connectivity solutions, today announces its unaudited financial results for the half year and second quarter ended 27 June 2008.

Commenting, Joep van Beurden, CEO said:

'Despite the continuing tough economic environment, CSR has delivered Q2 financial results in-line with expectations, with revenues significantly up over the first quarter and a stable margin. We have also increased the momentum of our development and reinforced our product leadership position.

We have redeployed our R&D behind the very substantial growth opportunities we see in the emerging Connectivity Centre market, which we believe will alter the profile of our industry in the coming years. 150 of our existing team of developers have been redeployed from baseband related activities to accelerating the development of the Connectivity Centre.

We have improved the pace of our execution through the re-organization of the R&D function and clear focus on the Connectivity Centre. Ahead of schedule, in June, we launched BlueCore7, our next generation chip that combines Bluetooth with FM Transmit, FM Receive, Bluetooth low energy and GPS RF. In July, together with a leading cell phone manufacturer, we demonstrated the world's first Bluetooth low energy product, in both California and Japan. Our innovative MusiCore product is exciting increasing customer interest and will now enter production in 2009 - its combination of Bluetooth technology and a highly advanced audio codec transforms the cell phone into a very power efficient, very high quality MP3 player, as well as materially improving voice quality.

In addition, our embedded Wi-Fi product will be shipping in six smart phones by the end of the current quarter. Digital picture frames incorporating CSR's UniFi will be in the shops by this Christmas, and our next generation Wi-Fi chip, 802.11a,b,g,n at 65nm is progressing well.

We maintain a rigorous analysis of our product specification, performance and quality against all competitor developments. This confirms that CSR continues to lead the market in functionality, cost effectiveness and value-add for our customers - qualities which enable us to maintain our leading market share.

This year's financial performance will be framed by the economic environment and our current generation of products. We expect that Q3 2008 revenues will be in the range of $190 million to $220 million.

Looking ahead, while we expect no alleviation in macro economic pressures, the external evidence increasingly supports our belief that what we define as the Connectivity Centre - combining Bluetooth, FM Radio, embedded Wi-Fi, GPS and a progressively growing range of other short range wireless technologies - is central to the way the market will develop and is set for enormous growth. CSR is the only 'pure play' connectivity company and is moving fast to create and lead this market. This, together with our product leadership and strong customer relationships give us considerable confidence CSR will deliver superior shareholder value over the medium and long term.'

Will Gardiner, Chief Financial Officer, said:

'CSR is investing for growth; but we are doing so by securing cost efficiencies and redeploying these savings as well as refocusing our existing team behind programmes that are core to the Connectivity Centre. This is enabling us to deliver our strategy without increasing our current level of spend.'

Enquiries:

Investors US Investors Media

Will Gardiner /Andrew Farmer Kristine Mozes Tom Buchanan/ Chris Blundell

CSR Mozes Communications Brunswick

+44 1223 692 000 +1 781 652 8875 +44 207 404 5959

A presentation for analysts and investors will be held at 10.00am UK time at Andaz, (formerly the Great Eastern Hotel) 40 Liverpool Street, London EC2M 7QN. A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 10.00am UK time today and will be available to view on demand from approximately 3.00pm. To listen to the live audio webcast dial: +44 (0) 1452 561 263 Passcode: CSR Q2 Results. To access the audio webcast on demand dial +44 (0) 1452 55 00 00 Passcode: 54605296#. The replay facility will be available for one week after the presentation.

A conference call for US analysts and investors will be held at 9.00am EST today. To access this call dial (USA Free Call) 1866 223 0481 Passcode: CSR Q2 Results.

Operating Review

Cellular applications

Handsets

Demand has remained resilient despite the general economic slowdown. Our products sell well with major OEMs (Original Equipment Manufacturers) and we enjoy strong market share. Our diversified customer base helped us maintain our market position during the quarter. We benefited from our position as sole supplier to several customers who enjoyed considerable growth during this period. Shipments of BlueCore6, the best Bluetooth chip in the market today, have been ramping particularly fast and design activity is strong.

Our innovative product pipeline continues to generate real traction with customers and we have made good progress on the key milestones for the future products that will underpin our handset business. In particular, BlueCore7, our next-generation combination product that combines Bluetooth with FM Transmit, FM Receive, Bluetooth low energy and GPS RF and which is in its final test version is exceeding our expectations and has received enthusiastic customer feedback.

We have also recently given the world's first public demonstration of Bluetooth low energy technology via our BlueCore7 product in a mobile phone handset, in advance of all competition. The demonstration took place on 9 July 2008 in San Francisco. This was a major step towards establishing a standard low power wireless technology and reinforces CSR's commitment to driving the development of Bluetooth low energy products, for applications such as the lifestyle medical sector.

For the rapidly growing mobile phone music market, work involving MusiCore continues at all five major OEMs. MusiCore is a very good example of a product at the heart of the Connectivity Centre. It turns a feature phone into a high quality MP3 player with 100 hours playback time. In addition, this product enables mobile phone companies to deliver materially enhanced voice quality to their customers. It also demonstrates CSR's ability to extend its audio and low power expertise beyond the headset.

We continue to be encouraged about design activity in our Wi-Fi business. Design activity is continuing with several top tier phone OEMs and with a number of customers across a range of segments.

Looking further forward, we are convinced of the need for a high speed data rate within the Bluetooth standard. We are unique in having both UWB/WiMedia and 802.11/Wi-Fi based versions working already. We have demonstrated data transfer in excess of 400MB/second.

Headsets

CSR leads the headset segment with a market share of more than 80%. We expect to maintain this leadership position due to our technological superiority, our innovation and the value of our solutions. Our position is strong across all segments of the market and we are particularly pleased with the strength of our relationships with major customers.

Our performance in Q2 was in line with our expectations and we have recently seen an increase in demand which we believe is due to the introduction of hands free driving legislation in California and Washington State.

Our customers have recently launched a range of innovative new products which use CSR technology including; a video game with a bundled Bluetooth headset, a Bluetooth headset for the hard of hearing and a headset integrated into the back of a handset. Established audio brands have recently brought to market Bluetooth stereo headsets targeted at the high end stereo music market.

We are supporting our customers' innovations with new solutions. The launch in Q1 of our next generation headset solutions, BlueVox2 and BlueVox DSP, were extremely well received by our customer base and we are encouraged by the level of design activity.

More broadly, we believe that growth in the headset market will be driven by improved ease of use, increased quality, increased demand for stereo and additional applications for both the gaming and VoIP/office markets.

Non-cellular applications

Our performance in the non-cellular segment in Q2 was in-line with our expectations. Gaming was particularly buoyant after a slow start earlier in the year. The level of design activity has increased significantly and is encouraging.

CSR is the wireless connectivity provider of choice in the non-cellular segment and the number of applications for Bluetooth is multiplying. We are working with our customers to integrate Bluetooth in a range of new consumer electronic devices. Lifestyle medical is one such example, where our low energy Bluetooth is likely to feature strongly. Wireless connectivity is also starting to penetrate in products such as Hi-Fi units, a wider range of game consoles and televisions.

Our platform partnerships with Freescale, Telechips and others are delivering new products in the automotive, music and digital photoframe markets. Products with Bluetooth and Wi-Fi will be on the shelves later in the year.

Our recent strategic relationship with Intel has enabled us to bring Advanced Power Management (APM) to the laptop market. The combination of CSR's Bluetooth and Intel's APM technology means that laptops can go into a deeper sleep mode than laptops with Bluetooth from a competitor. The result is an increase in the laptop's battery life by about 30 minutes.

CSR's leading position in the automotive segment continues, with Tier 1 sales up by 85% from last year.

People

Overall headcount decreased by 25 (Q1 2008: increased by 10) to 1,047 at the end of Q2 2008.

Outlook

We expect third quarter revenue to be in the range of $190 million to $220 million. This is consistent with historical seasonal trends and reflects our continued strong market share. Our increased momentum in R&D and sharp focus on the Connectivity Centre give us confidence looking forward, and in the longer term the Board believes CSR is well positioned in a growth market and will deliver significant shareholder value.

Financial Review

Income Statement

Revenue

Revenue for Q2 2008 amounted to $188.4 million, an increase of $27.5 million from Q1 2008 revenue of $160.9 million (Q2 2007: $215.9 million).

Q2 2008 shipments of CSR's products into all sectors, as in Q1 2008, reflected a combination of seasonality and macro-economic conditions, which caused lower demand for our customers' end products. Within our market segments, handsets proved more resilient to the economic climate than headsets and non-cellular products.

Revenue from CSR's top five customers in the quarter represented 48% of total revenue (Q1 2008: 52%, Q2 2007: 51%), with the largest customer representing 19% of total revenue (Q1 2008: 26%, Q2 2007: 27%). This decrease is in line with our expectations and consistent with our success in winning business across our customer base.

Gross Profit

Gross profit for Q2 2008 was $84.8 million compared with $72.6 million in Q1 2008 (Q2 2007: $98.2 million). Gross margin was 45.0% of revenue, down slightly from 45.1% in Q1 2008 (Q2 2007: 45.5%).

Operating Expenses

Underlying operating expenses were $61.9 million in Q2 2008 compared with $64.0 million in Q1 2008 (Q2 2007: $53.4 million). Unadjusted operating expenses were $63.1 million compared with $118.8 million in Q1 2008 (Q2 2007: $55.1 million) which included amortisation of acquired intangibles of $1.2 million in Q2 2008 (Q1 2008: $1.8 million, Q2 2007: $1.7 million) and a non-cash asset impairment charge of $52.9 million in Q1 2008 relating to the cessation of UbiNetics' software development activities.

Underlying research and development (R&D) expenditure was $39.4 million in Q2 2008, compared with $38.8 million in Q1 2008, an increase of 2% (Q2 2007: $33.4 million). Underlying selling, general and administrative (SG&A) expenses were $22.5 million for Q2 2008, compared with $25.2 million in Q1 2008 (Q2 2007: $20.1 million). The decrease quarter on quarter is mainly due to costs associated with the operational assessment performed in Q1 2008.

Share-based payment charges, recorded under IFRS 2, were $2.0 million for Q2 2008 representing an increase of $1.4 million when compared with Q1 2008 (Q2 2007: $2.9 million).

Operating Profit

Underlying operating profit for Q2 2008 was $22.9 million, compared with $8.5 million in Q1 2008 (Q2 2007: $44.8 million). The operating result (including the non-underlying operating expense items noted above) was a profit of $21.7 million for Q2 2008, compared with a loss of $46.2 million in Q1 2008 (Q2 2007: profit of $43.1 million).

Underlying operating margin was 12.2%, compared with 5.3% in Q1 2008 (Q2 2007: 20.8%). Operating margin was 11.5% in Q2 2008, compared with negative 28.7% in Q1 2008 (Q2 2007: 20.0%).

Earnings and Taxation

For Q2 2008, profit before taxation was $22.7 million, compared with a loss of $44.2 million for Q1 2008 (Q2 2007: profit of $44.0 million).

Included within finance costs in Q2 2008 was $0.3 million related to the unwinding of the discount applied to the contingent consideration for the acquisition of NordNav Technologies AB (Q1 2008: $0.4 million; Q2 2007 $0.4 million).

The underlying effective tax rate for Q2 2008 was 23.7%. This rate was below the current UK statutory rate of 28% principally due to the availability of enhanced tax relief on R&D expenditure.

To manage its exposure to foreign exchange, CSR enters into US dollar forward contracts. CSR's average US dollar contract rate for 2008 is set at $1.98 (2007: $1.89). CSR covers a substantial proportion of its UK sterling denominated operating expenses with US dollar forward contracts.

Underlying diluted earnings per share for Q2 2008 was $0.14 per share, compared with $0.06 per share for Q1 2008 (Q2 2007: $0.25).

Diluted earnings per share (including the impact of the non-underlying operating expense items noted above) for Q2 2008 was $0.13, compared with a loss per share of $0.32 in Q1 2008 (Q2 2007: earnings per share of $0.24)

Six months ended 27 June 2008

Revenue

Revenue for H1 2008 amounted to $349.3 million, compared with $376.0 million in H1 2007, a decrease of 7%

Gross Profit

Gross profit for H1 2008 was $157.4 million, down 8% from $170.4 million in H1 2007. H1 2008 gross margin was 45.1% compared with 45.3% in H1 2007.

Operating Expenses

Underlying R&D expenses (excluding the amortisation of acquired intangible assets) was $78.2 million in H1 2008, compared with $66.5 million in H1 2007.

Underlying SG&A expenses (excluding the asset impairment charge and, in H1 2007, the patent dispute settlement) in H1 2008 were $47.7 million, compared with $38.6 million in H1 2007.

Operating profit

Underlying operating profit for H1 2008 was $31.5 million, compared with $65.3 million in H1 2007. The operating result (including the non-underlying operating expense items noted above) was a loss of $24.5 million for H1 2008, compared with a profit of $47.0 million in H1 2007.

A non-cash impairment charge of $52.9 million was recorded in H1 2008. This resulted from the decision to discontinue investment in UbiNetics' protocol software development programme following the recommendations of the operational assessment.

Underlying operating margin was 9.0%, compared with 17.4% in H1 2007. Operating margin was negative 7.0% in H1 2008, compared with 12.5% in H1 2007.

Balance Sheet and Cash Flow

The aggregate of cash, cash equivalents and treasury deposits was $212.3 million at 27 June 2008, compared

with $210.7 million at 28 March 2008 (29 June 2007: $185.1 million).

Net cash inflow from operating activities was $8.5 million in Q2 2008, compared with $6.4 million in Q1 2008 (Q2 2007: $81.6 million). Cash outflow on capital expenditure, including finance lease repayments, was $9.3 million in Q2 2008.

Net cash inflow from operating activities was $14.9 million in H1 2008, compared with $137.0 million in H1 2007. Cash outflow on capital expenditure, including finance lease repayments, was $21.4 million in H1 2008.

During H1 2008, the CSR Employee Benefit Trust purchased 3,222,813 ordinary shares in CSR plc for $20.2 million, and CSR paid scheduled deferred consideration payments of $11.7 million for the GPS acquisitions.

Closing inventory was $92.3 million at 27 June 2008, compared with $73.8 million at 28 March 2008 (29 June 2007: $84.5 million), in anticipation of the busy third quarter selling season. Inventory at the quarter end was managed to 12 weeks of historic cost of sales, compared with 11 weeks at 28 March 2008.

Accounts receivable increased to $96.2 million at 27 June 2008 from $80.1 million at 28 March 2008 (29 June 2007: $78.4 million). Days sales outstanding increased to 45 days, compared with 43 days at 28 March 2008 (29 June 2007: 37 days), in line with our standard terms.

No information is provided on segment liabilities as this measure is not provided to the chief operating decision maker.

9. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation. There has been no material changes in the related party transactions described in the last annual report.

10. Risks and uncertaintie

The Board reported on the principal risks and uncertainties faced by the Group in the Annual Report and Financial Statements for the 52 weeks ended 28 December 2007. A detailed explanation can be found on pages 34 and 35 of the Annual Report and Financial Statements which is available CSR's website at www.csr.com.

A review of the principal risks and uncertainties has been performed which included a consideration of the current macro economic environment and the impact of the operational assessment. The review concluded that, in the view of the Board, there have not been any changes to the fundamental nature of these risks since the previous report and these principal risks and uncertainties are equally applicable to the remaining 27 weeks of the financial period as they were to the period under review.

Responsibility statement

We confirm that to the best of our knowledge:

- the condensed set of financial statements has been prepared in accordance with IAS 34 'Interim Financial Reporting';
- the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the period); and
- the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Chief Executive Officer Chief Financial Officer

Joep van Beurden Will Gardiner

28 July 2008 28 July 2008

Independent Review Report to CSR plc

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the 26 weeks ended 27 June 2008 which comprises the condensed consolidated income statement, the condensed consolidated balance sheet, the condensed consolidated statement of recognised income and expense, the condensed consolidated cash flow statement and related notes 1 to 10. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdoms' Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting,' as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the 26 weeks ended 27 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte & Touche LLP

Chartered Accountants

28 July 2008

London, United Kingdom

A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

About CSR

CSR is the leading global provider of personal wireless technology and its product portfolio covers Bluetooth, GPS, FM and Wi-Fi (IEEE802.11). CSR offers developed hardware/software solutions based around its silicon platforms, that incorporate fully integrated radio, baseband and microcontroller elements.

CSR's customers include industry leaders such as Apple, Dell, LG, Motorola, NEC, Nokia, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Dallas and Detroit in the USA.

More information can be found at www.csr.com.

Forward looking statements

With the exception of historical information, the matters set forth in this news release are forward looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those implied by the forward looking statements. These factors include consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; declines in average selling prices of the Company's products; cancellation of existing orders or the failure to secure new orders; the Company's failure to introduce new products and to implement new technologies on a timely basis; the Company's failure to anticipate changing customer product requirements; the Company's failure to deliver products to its customers on a timely basis; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions, the lengthy design cycle for CSR's products, CSR's ability to secure sufficient capacity from third-parties that manufacture, assemble and test its products, the potential for any disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors, the yields that CSR's subcontractors achieve with respect to CSR's products, possible errors or failures in the hardware or software components of CSR's products, CSR's ability to successfully manage its recent expansion and growth, CSR's ability to protect its intellectual property, CSR's ability to attract and retain key personnel including engineers and technical personnel, competitive developments in CSR's markets, difficulty in predicting future results, CSR's ability to successfully and efficiently integrate any recent or future acquisitions. These forward looking statements speak only at the date of this news release and CSR undertakes no obligation to up-date the forward looking statements contained in this news release or any other forward looking statements it may make.


csr

News Release

CSR plc - Director/PDMR Shareholding

RNS Number : 2141A

CSR plc

30 July 2008

CSR plc

(the Company)

Directors Dealing

Announcement of the purchase of ordinary shares in the Company

The Company announces that Mr. David Tucker, Senior Independent Director, has today acquired 20,000 ordinary shares in the Company at £2.7163 per share. Following the purchase, Mr Tucker's shareholding in the Company has increased to 120,000 ordinary shares.

This information is provided by RNS

The company news service from the London Stock Exchange

END

RDSSDFFFSSASEDW



News Release

CSR plc - Holding(s) in Company

RNS Number : 5754A
CSR plc
04 August 2008

CSR plc

Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to theFSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

BlackRock, Inc.

12,891,213 ordinary shares (9.71%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange


csr

News Release

CSR plc - Grant of Options - PDMR

RNS Number : 6462A

CSR plc

05 August 2008

CSR plc

(the Company)

Announcement of the grant of share awards

in the Company to a Person Discharging Managerial Responsibility

pursuant to the Company's Share Award Plan

Following a meeting of the Remuneration Committee of the Company held on Monday 4 August 2008, approving the award of options to be effective 4 August 2008, a grant has been made to the PDMR named below of share awards, pursuant to rules of the CSR Share Award Plan. The vesting of the awards is subject to a three year retention period and the fulfilment of performance conditions.

PDMR Share Awards at Par Value per share Awards Market Value

Elaine Rowe 15,584 44,998.8

END

RDSPAMPTMMIMMMP



News Release

CSR plc - Total Voting Rights

RNS Number : 6479A

CSR plc

05 August 2008

CSR plc Voting Rights and Capital

5 August 2008

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 132,767,508 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 132,767,508.

There are no shares held in treasury.

The above figure (132,767,508) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS

The company news service from the London Stock Exchange

END

TVRGIGDICUGGGIU



News Release

CSR plc - Grant of Options - PDMR

RNS Number : 4317B

CSR plc

15 August 2008

CSR plc

(the Company)

Announcement of the grant of share options

in the Company to a Person Discharging Managerial Responsibility

pursuant to the Company's Share Option Plan

Following a meeting of a Committee of the Remuneration Committee of the Company held on Tuesday 12 August 2008, approving the grant of options to be effective 12 August 2008, a grant has been made to the PDMR named below of share options on his recruitment, pursuant to the rules of the CSR plc Share Option Plan. The vesting of the share options is subject to a three year retention period and the fulfilment of performance conditions.

PDMR Share Options Option Price

Awarded

Charlie Lesko 103,463 3.2875

This information is provided by RNS

The company news service from the London Stock Exchange

END

RDSPAMMTMMJBBJP



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News Release

CSR plc - Total Voting Rights

RNS Number : 8621C

CSR plc

05 September 2008

CSR plc Voting Rights and Capital

5 September 2008

In conformity with the Transparency Directive's transitional provision 6 we would

like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of

this notice is 132,772,856 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice

is 132,772,856.

There are no shares held in treasury.

The above figure (132,772,856) may be used by shareholders as the denominator

for the calculations by which they will determine if they are required to notify their

interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and

Transparency Rules.

This information is provided by RNS

The company news service from the London Stock Exchange

END

TVRBDGDCISGGGIU


csr

News Release

CSR plc - Holding(s) in Company

RNS Number : 8967C

CSR plc

08 September 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

BlackRock, Inc.

13,373,060 ordinary shares (10.07%)

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLUUUQABUPRGQA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Page 1 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	06	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,561	40,859	23,400
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£0 010000	£1 010000	£1 025000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 54,478
Name Patrick McNamee Address 75 School Lane, Camboume, Cambridgeshire UK Postcode CB3 6DX	Class of shares allotted Ordinary	Number allotted 55,442
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form: 2

Signed A Dickey Date 26/6/08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1645/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From			To		
	Day	Month	Year	Day	Month	Year
	16	06	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	15,135	12,765	4,000
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£2 000000	£2 350000	£2 385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed A TOCKY **Date** 26/6/08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSRPK, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1645/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Page 3 of 3

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	06	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,200		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£3 210000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 109,920

Please enter the number of continuation sheet(s) (if any) attached to this form 0

Signed A Jockey Date 26/6/08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD CAMBRIDGE, CB4 0WH
ESP-EXEC/E1645/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box*)	From Day	From Month	From Year	To Day	To Month	To Year
	18	06	2008			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	850	1,534	5,000
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share (*including any share premium*)	£0 010000	£1 010000	£2 350000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

FRIDAY

A17 *AKAV10XP* 27/06/2008 141
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Equiniti Corporates Nominees Limited / Part ID OMKAV Address Aspect House, Spencer Road Lancing West Sussex UK Postcode BN99 6DA	Ordinary	5,940
Name Mrs Pamela Van Aswegen Address 109 High Street, Swaffham Bulbeck, Cambridge UK Postcode CB25 0LX	Ordinary	1,444
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	7,384

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCCY Date 26/6/08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC. UNIT 400 CAMBRIDGE SCIENCE PARK
MILTON ROAD CAMBRIDGE CB4 0WH
ESP-EXEC/E1653/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From			To		
	Day	Month	Year	Day	Month	Year
	17	6	2008	17	6	2008

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,096		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	306 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Mr Liem Ly Address 811 Camilla, Irving, Texas, 75039, USA Postcode	Ordinary	3,096
	Class of shares allotted	Number allotted
Name Address Postcode		
	Class of shares allotted	Number allotted
Name Address Postcode		
	Class of shares allotted	Number allotted
Name Address Postcode		
	Class of shares allotted	Number allotted
Name Address Postcode	**TOTAL**	**3,096**

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tocku **Date** 26/6/08

~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire
CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	05	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,096		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	306 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
		Class of shares allotted	Number allotted
Name	Equinit Corporate Nominees Limited, Part ID OMKAV		
Address	Aspect House, Spencer Road, Lancing, West Sussex	Ordinary	3,096
Postcode	BN99 6DA		
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**3,096**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tocky Date 26/6/08

A ~~director~~ / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire
CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	06	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,650	1,339	1,000
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£0 01000	£0 503333	£2 350000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporates Nominees Limited / Part ID OMKAV	Class of shares allotted	Number allotted
Address Aspect House, Spencer Road	Ordinary	3,989
Lancing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	3,989
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TOOCH Date 20 JUNE 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC UNIT 400 CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1631/OPD Tel 01903 833812
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	06	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	250		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 01000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

SATURDAY

A41 *ANNYS0R1* 21/06/2008 COMPANIES HOUSE 250

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporate Nominees Limited / Part ID OMKAV	Class of shares allotted	Number allotted
Address Aspect House, Spencer Road	Ordinary	250
Lancing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	250
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A DOCU **Date** 20 JUNE 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1628/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06	06	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	353	3,500	4,500
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£0 01000	£2.350000	£2 385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Equiniti Corporates Nominees Limited / Part ID OMKAV Address Aspect House, Spencer Road Lancing West Sussex UK Postcode BN99 6DA	Ordinary	5,664
Name Miss Helen O'Neill Address 19 Chervil Way, Great Cambourne, Cambridge, Cambridgeshire UK Postcode CB23 6BA	Ordinary	2,689
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	8,353

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TOCKY Date 20 JUNE 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE. CB4 0WH
ESP-EXEC/E1616/OPD Tel 01903 833812
DX number DX exchange

BLUEPRINT 2000

82-34982

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP010

Company Number 4187346

Company Name in full CSR plc

Appointment form

Notes on completion appear on next page

	Day	Month	Year
Date of appointment	18	06	2008
† Date of Birth	08	06	1964

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box If appointment is as a director and secretary mark both boxes

NAME * Style / Title: Mr   * Honours etc: MA

Forename(s): Dwight Daniel Willard

Surname: Gardiner

Previous forename(s):   Previous surname(s):

Usual residential address 34 Earls Court Square

Post town: London   Postcode: SW5 9DQ

County / Region: Country: United Kingdom

† Nationality: British   † Business occupation: CFO

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature]   **Date** 18-6-2008

* Voluntary details

† Directors only

** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature]   **Date** 18-6-2008

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Brett Gladden, Cambridge Science Park , Unit 400
Milton Road, Cambridge, Cambridgeshire, CB4 OWH,
United Kingdom Tel
DX number   DX exchange

FRIDAY

A38 *AOJRA0Q8* 20/06/2008 COMPANIES HOUSE 64

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

Company Number | 4187346

† Directors only

† Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	05	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,250		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 01000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Equiniti Corporates Nominees Limited / Part ID OMKAV Address Aspect House, Spencer Road Lancing West Sussex UK Postcode BN99 6DA	Ordinary	2,250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,250

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A. Tocku Date 11 June 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1541/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	06	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,200		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 01000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporates Nominees Limited / Part ID OMKAV	Class of shares allotted	Number allotted
Address Aspect House, Spencer Road	Ordinary	3,543
Lancing		
West Sussex UK Postcode BN99 6DA		
Name Mr Adrian Horrell	Class of shares allotted	Number allotted
Address 73 Oxford Road	Ordinary	657
Cambridge		
UK Postcode CB4 3PH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	4,200
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A-DCKY **Date** 11 JUNE 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PIC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1606/OPD Tel 01903 833570
DX number DX exchange

.EASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	JUNE	2008	10	JUNE	2008

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12,384		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	306 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Mr Hung Chi Liang Address 14F 13 No 171 Jhongjheng Road, Jhonghe City Taipei County, Taiwan Postcode 23562	Ordinary	3,096
Name Mr TA Wen Hsiung Address 16F 2 No 27 Cih Hui, 3rd Street, Jhongli City, Taoyuan County, Taiwan Postcode 320	Ordinary	3,096
Name Mr Hong Jyh Lin Address 74 Yun An Street, Chai Yi City, Chai Yi, Taiwan Postcode 600	Ordinary	3,096
Name Mr Eric Neilson Address 2212 Fountain Head Drive, Plano, Tx, USA Postcode 75023	Ordinary	3,096
Name Address Postcode	**TOTAL**	**12,384**

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A Tucky **Date** 10 JUNE 2008

~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query

Shire plc (Ms Pamela Rixon)
Hampshire International Business Park
Chineham
Basingstoke
Hampshire
RG24 8EP

Tel 01256 894000 Fax 01256 894710

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
29	05	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	187		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 01000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Equiniti Corporates Nominees Limited / Part ID OMKAV Address Aspect House, Spencer Road Lancing West Sussex UK Postcode BN99 6DA	Ordinary	187
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	187

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A [signature] Date 10 JAN 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1576/OPD Tel 01903 833812
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	05	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	250		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 01000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Equiniti Corporates Nominees Limited / Part ID OMKAV Address Aspect House, Spencer Road Lancing West Sussex UK Postcode BN99 6DA	Ordinary	250
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode	TOTAL	250

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A POCKY **Date** 4 JUNE 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK

MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1560/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	05	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	300		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	306 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Ms Jacqueline Rhodes Address 159 Ross Street, Cambridge, Cambridgeshire Postcode CB1 3BS	Class of shares allotted Ordinary	Number allotted 300
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **300**

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Rocky Date 30 MAY 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager~~ / receiver *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire
CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	05	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,000		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 350000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporate Nominees Limited / Part ID OMKAV Address Aspect House, Spencer Road Lancing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 4,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4,000

Please enter the number of continuation sheet(s) (if any) attached to this form · [ ]

Signed B. T. [illegible] **Date** 30 MAY 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PK, UNIT 4(I), CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1551/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	05	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,249		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 01000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland


SATURDAY

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Equiniti Corporates Nominees Limited / Part ID OMKAV Address Aspect House, Spencer Road Lancing West Sussex UK Postcode BN99 6DA	Ordinary	1,249
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	1,249

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TOCK[?] Date 23 MAY 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PK, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1505/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Page 1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	05	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	250	10,000	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£0 01000	£2 385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporate Nominees Limited / Part ID OMKAV Address Aspect House, Spencer Road, Lancing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 10,250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 10,250

Please enter the number of continuation sheet(s) (if any) attached to this form 0

Signed [signature] Date 21 MAY 08

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1497/OPD Tel 01903 833562
DX number DX exchange

Secretaries Certificate

82-34982

CSR plc

Adoption of Revised Articles of Association

by shareholders

on 15 May 2008

I Brett Nicholas Gladden, Company Secretary of CSR plc, company number 4187346, (the 'Company') confirm that at the Annual General Meeting of the Company, held on 15 May 2008, the Shareholders passed a resolution as a Special Resolution approving the adoption of revised Articles of Association which are attached



Brett Nicholas Gladden

4187346

PUBLIC LIMITED COMPANY HAVING A SHARE CAPITAL

ARTICLES OF ASSOCIATION

- of -

CSR PLC

Articles adopted by special resolution passed on 18 February, 2004
with effect from admission of the Company's ordinary share capital
to the Official List of the United Kingdom Listing Authority
and to trading on the London Stock Exchange plc's market for listed securities
and amended on 15 May 2008



WE

RM

CONTENTS

ARTICLES OF ASSOCIATION

of

CSR PLC

public limited company

(Articles adopted by special resolution passed on 18 February, 2004 with effect from admission of the Company's ordinary share capital to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's market for listed securities and amended on 15 May 2008)

Interpretation

1. Exclusion of other Regulations

No regulations set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies shall apply as the regulations or articles of the company

2. Definitions

In these articles unless the context otherwise requires -

"address" includes a number or address used for the purposes of sending or receiving documents or information by electronic means,

"these articles" means these articles of association as altered from time to time and the expression "this article" shall be construed accordingly,

"the auditors" means the auditors from time to time of the company or, in the case of joint auditors, any one of them,

"the Bank of England base rate" means the base lending rate most recently set by the Monetary Policy Committee of the Bank of England in connection with its responsibilities under Part 2 of the Bank of England Act 1998,

"the board" means the board of directors from time to time of the company or the directors present at a meeting of the directors at which a quorum is present,

"certificated share" means a share which is not an uncertificated share and references in these articles to a share being held in certificated form shall be construed accordingly,

"clear days" in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect,

"the Companies Acts" means every statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the company,

"the holder" in relation to any shares means the person whose name is entered in the register as the holder of those shares,

"the office" means the registered office from time to time of the company,

"paid up" means paid up or credited as paid up,

"participating class" means a class of shares title to which is permitted by an Operator to be transferred by means of a relevant system,

"person entitled by transmission" means a person whose entitlement to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register,

"the register" means the register of members of the company,

"seal" means any common or official seal that the company may be permitted to have under the Companies Acts,

"the secretary" means the secretary, or (if there are joint secretaries) any one of the joint secretaries, of the company and includes an assistant or deputy secretary and any person appointed by the board to perform any of the duties of the secretary,

"the uncertificated securities rules" means any provision of the Companies Acts relating to the holding, evidencing of title to, or transfer of uncertificated shares and any legislation, rules or other arrangements made under or by virtue of such provision,

"uncertificated share" means a share of a class which is at the relevant time a participating class, title to which is recorded on the register as being held in uncertificated form and references in these articles to a share being held in uncertificated form shall be construed accordingly,

"United Kingdom" means Great Britain and Northern Ireland,

references to a document being signed or to signature include references to its being executed under hand or under seal or by any other method and, in the case of a communication in electronic form, such references are to its being authenticated as specified by the Companies Acts,

references to **writing** include references to any method of representing or reproducing words in a legible and non-transitory form whether sent or supplied in electronic form or otherwise,

words or expressions to which a particular meaning is given by the Companies Acts in force when these articles or any part of these articles are adopted bear (if not inconsistent with the subject matter or context) the same meaning in these articles or that part (as the case may be) save that the word "**company**" shall include any body corporate, and

references to a **meeting** shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person

Headings are included only for convenience and shall not affect meaning

Share Capital

3 Authorised Share Capital

The authorised share capital of the company at the date of adoption of this article is £776,436 08 divided into 185,000,000 ordinary shares of 0 1p each, 59,142,858 redeemable preference shares of 1p each and 7,500 deferred shares of 0 1p each [1]

4 Rights Attached to Shares

Subject to any rights attached to existing shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may decide

5 Deferred Shares

(A) Definitions

For the purposes of this article 5, the following words shall bear the following meanings

---

[1] On 17 March 2004, the Court sanctioned a reduction in the share capital of the company to enable the company to redeem its redeemable preference shares On 22 March 2004 the company redeemed all of its issued redeemable preference shares of 1 pence each

"**Acting in Concert**" bears the meaning given to it in The City Code on Takeovers and Mergers and the Rules Governing Substantial Acquisitions of Shares published by the Panel on Takeovers and Mergers (as amended from time to time),

"**Business Days**" means a day on which clearing banks are ordinarily open for the transaction of normal banking business in Santa Clara, California (USA) and in the City of London (UK) (other than a Saturday or a Sunday),

"**Deferred Shares**" means deferred shares of 0 1p each in the capital of the company,

"**Liquidation**" means any of the following events

(a) the presentation of a winding up petition against the company by any creditor or contributory other than presentation of a winding up petition which is capable of being struck out within five (5) Business Days of its presentation,

(b) the presentation of a petition for an administration order in relation to the company by any creditor,

(c) the appointment of a receiver over the whole or any part of the company's assets,

(d) the passing of a resolution by the members of the company that the company be wound up, or

(e) the board making a proposal under Part I of the Insolvency Act 1986 to the company and to its creditors for a voluntary arrangement,

(B) **Capital**

(i) In the event of

(i) a distribution of assets or a return of capital, in either case, on Liquidation (other than on a conversion, redemption or purchase of shares) the surplus assets of the company remaining after the payment of its liabilities shall be applied and distributed (insofar as the company is lawfully permitted to do so), or

(ii) a sale of all or a substantial part of the business and/or assets of the company, the company shall (insofar as it is lawfully permitted to do so) apply and distribute the net proceeds of sale remaining after payment of all of the company's liabilities,

in each case, as follows

(a) first in paying to each holder of Deferred Shares, in respect of each Deferred Share, an amount equal to the paid up amount of each Deferred Share, and

(b) second in distributing the balance of such assets (if any) amongst all other shareholders,

provided that if the amount available to be paid to shareholders pursuant to (a) or (b) above is less than the amount required to pay all such entitlements in full, the amounts available shall be paid to the relevant shareholders pro rata to the amount due them

On the sale of the whole of the issued share capital of the company (to the extent not already owned by the purchaser or persons Acting in Concert with such purchaser) the net proceeds of sale shall be applied in repaying an amount equal to the paid up amount on each Deferred Share prior to any payment pursuant to article 5(B)(ii)(b)

(C) **Voting**

The Deferred Shares shall not entitle the holders thereof to receive notice of, to attend, to speak or to vote at any general meeting of the company

(D) **Dividends**

The Deferred Shares shall carry no rights to income whatsoever

6. Redeemable Shares

Subject to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the company or the holder

7. Purchase of Own Shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, the company may purchase or may enter into a contract under which it will or may purchase all or any of its shares of any class, including any redeemable shares Neither the company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares

8. Variation of Rights

Subject to the provisions of the Companies Acts, all or any of the rights attached to any existing class of shares may from time to time (whether or not the company is being wound up) be varied either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares All the provisions of these articles as to general meetings of the company shall, with any necessary modifications, apply to any such separate general meeting, but so that the necessary quorum shall be two persons entitled to vote and holding or

representing by proxy not less than one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares), (but so that at any adjourned meeting one holder entitled to vote and present in person or by proxy (whatever the number of shares held by him) shall be a quorum), that every holder of shares of the class present in person or by proxy and entitled to vote shall be entitled on a poll to one vote for every share of the class held by him (subject to any rights or restrictions attached to any class of shares) and that any holder of shares of the class present in person or by proxy and entitled to vote may demand a poll The foregoing provisions of this article shall apply to the variation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class and their special rights were to be varied

9. Pari Passu Issues

The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with them

10 Unissued Shares

Subject to the provisions of the Companies Acts and these articles and to any resolution passed by the company and without prejudice to any rights attached to existing shares, the unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the board which may offer, allot, grant options over or otherwise deal with or dispose of them to such persons, at such times and for such consideration and upon such terms as the board may decide

11. Payment of Commission

The company may in connection with the issue of any shares or the sale for cash of treasury shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts Any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly-paid shares or other securities or partly in one way and partly in the other

12 Trusts Not Recognised

Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the company as holding any share upon any trust and the company shall not be bound by or required in any way to recognise (even when having notice of it) any interest in any share or (except only as by these articles or by law otherwise provided) any other right in respect of any share other than an absolute right to the whole of the share in the holder

13. Suspension of Rights Where Non-Disclosure of Interest

(A) Where the holder of any shares in the company, or any other person appearing to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material

particular, the company may give the holder of those shares a further notice (a "**restriction notice**") to the effect that from the service of the restriction notice those shares will be subject to some or all of the relevant restrictions, and from service of the restriction notice those shares shall, notwithstanding any other provision of these articles, be subject to those relevant restrictions accordingly For the purpose of enforcing the relevant restriction referred to in sub-paragraph (iii) of the definition of "relevant restrictions", the board may give notice to the relevant member requiring the member to change the relevant shares held in uncertificated form to certificated form by the time stated in the notice and to keep them in certificated form for as long as the board requires The notice may also state that the member may not change any of the relevant shares held in certificated form to uncertificated form If the member does not comply with the notice, the board may authorise any person to instruct the Operator to change the relevant shares held in uncertificated form to certificated form

(B) If after the service of a restriction notice in respect of any shares the board is satisfied that all information required by any statutory notice relating to those shares or any of them from their holder or any other person appearing to be interested in the shares the subject of the restriction notice has been supplied, the company shall, within seven days, cancel the restriction notice The company may at any time at its discretion cancel any restriction notice or exclude any shares from it The company shall cancel a restriction notice within seven days after receipt of a notice in writing that the relevant shares have been transferred pursuant to an arm's length sale

(C) Where any restriction notice is cancelled or ceases to have effect in relation to any shares, any moneys relating to those shares which were withheld by reason of that notice shall be paid without interest to the person who would but for the notice have been entitled to them or as he may direct

(D) Any new shares in the company issued in right of any shares subject to a restriction notice shall also be subject to the restriction notice, and the board may make any right to an allotment of the new shares subject to restrictions corresponding to those which will apply to those shares by reason of the restriction notice when such shares are issued

(E) Any holder of shares on whom a restriction notice has been served may at any time request the company to give in writing the reason why the restriction notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a notice the company shall give that information accordingly

(F) If a statutory notice is given by the company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but the failure or omission to do so or the non-receipt of the copy by the holder shall not invalidate such notice

(G) This article is in addition to, and shall not in any way prejudice or affect, the statutory rights of the company arising from any failure by any person to give

any information required by a statutory notice within the time specified in it For the purpose of this article a statutory notice need not specify the relevant period, and may require any information to be given before the expiry of the relevant period

(H) In this article -

a sale is an "**arm's length sale**" if the board is satisfied that it is a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the holder or with any person appearing to be interested in such shares and shall include a sale made by way of or in pursuance of acceptance of a takeover offer and a sale made through a recognised investment exchange or any other stock exchange outside the United Kingdom For this purpose an associate (within the definition of that expression in any statute relating to insolvency in force at the date of adoption of this article) shall be included amongst the persons who are connected with the holder or any person appearing to be interested in such shares,

"**person appearing to be interested**" in any shares shall mean any person named in a response to a statutory notice or otherwise notified to the company by a member as being so interested or shown in any register or record kept by the company under the Companies Acts as so interested or, taking into account a response or failure to respond in the light of the response to any other statutory notice and any other relevant information in the possession of the company, any person whom the company knows or has reasonable cause to believe is or may be so interested,

"**person with a 0.25 per cent interest**" means a person who holds, or is shown in any register or record kept by the company under the Companies Acts as having an interest in, shares in the company which comprise in total at least 0 25 per cent in number or nominal value of the shares of the company (calculated exclusive of any shares held as treasury shares), or of any class of such shares (calculated exclusive of any shares of that class held as treasury shares), in issue at the date of service of the restriction notice,

"**relevant period**" means a period of 14 days following service of a statutory notice,

"**relevant restrictions**" mean in the case of a restriction notice served on a person with a 0 25 per cent interest that -

(i) the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting of the company or at any separate general meeting of the holders of

any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings,

(ii) the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and the holder shall not be entitled to receive shares in lieu of dividend,

(iii) the board may decline to register a transfer of any of the shares which are certificated shares, unless such a transfer is pursuant to an arm's length sale

and in any other case mean only the restriction specified in sub-paragraph (i) of this definition, and

"**statutory notice**" means a notice served by the company under the Companies Acts requiring particulars of interests in shares or of the identity of persons interested in shares

14. Uncertificated Shares

(A) Pursuant and subject to the uncertificated securities rules, the board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class The board may also, subject to compliance with the uncertificated securities rules, determine at any time that title to any class of shares may from a date specified by the board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system

(B) In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these articles shall apply or have effect to the extent that it is inconsistent in any respect with

(i) the holding of shares of that class in uncertificated form,

(ii) the transfer of title to shares of that class by means of a relevant system, and

(iii) any provision of the uncertificated securities rules,

and, without prejudice to the generality of this article, no provision of these articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the Operator, so long as that is permitted or required by the uncertificated securities rules, of an

Operator register of securities in respect of that class of shares in uncertificated form

(C) Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the uncertificated securities rules

(D) If, under these articles or the Companies Acts, the company is entitled to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over an uncertificated share, then, subject to these articles and the Companies Acts, such entitlement shall include the right of the board to .

(i) require the holder of that uncertificated share by notice in writing to change that share from uncertificated to certificated form within such period as may be specified in the notice and keep it as a certificated share for as long as the board requires,

(ii) appoint any person to take such other steps, by instruction given by means of a relevant system or otherwise, in the name of the holder of such share as may be required to effect the transfer of such share and such steps shall be as effective as if they had been taken by the registered holder of that share, and

(iii) take such other action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share

(E) Unless the board otherwise determines, shares which a member holds in uncertificated form shall be treated as separate holdings from any shares which that member holds in certificated form However shares held in uncertificated form shall not be treated as forming a class which is separate from certificated shares with the same rights

(F) Unless the board otherwise determines or the uncertificated securities rules otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares

(G) The company shall be entitled to assume that the entries on any record of securities maintained by it in accordance with the uncertificated securities rules and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the company in reliance on such assumption, in particular, any provision of these articles which requires or

envisages that action will be taken in reliance on information contained in the register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled)

15. Right to Share Certificates

Every person (except a person to whom the company is not by law required to issue a certificate) whose name is entered in the register as a holder of any certificated shares shall be entitled, without payment, to receive within the time limits prescribed by the Companies Acts (or, if earlier, within any prescribed time limit or within a time specified when the shares were issued) one certificate for all those shares of any one class In the case of a certificated share held jointly by several persons, the company shall not be bound to issue more than one certificate and delivery of a certificate to one of several joint holders shall be sufficient delivery to all A member who transfers some but not all of the shares comprised in a certificate shall be entitled to a certificate for the balance without charge to the extent the balance is to be held in certificated form

16 Replacement of Share Certificates

If a share certificate is defaced, worn out, lost or destroyed, it may be replaced on such terms (if any) as to evidence and indemnity as the board may decide and, where it is defaced or worn out, after delivery of the old certificate to the company Any two or more certificates representing shares of any one class held by any member shall at his request be cancelled and a single new certificate for such shares issued in lieu Any certificate representing shares of any one class held by any member may at his request be cancelled and two or more certificates for such shares may be issued instead The board may require the payment of any exceptional out-of-pocket expenses of the company incurred in connection with the issue of any certificates under this article Any one of two or more joint holders may request replacement certificates under this article

17. Execution of Share Certificates

Every share certificate shall be executed under a seal or in such other manner as the board, having regard to the terms of issue and any listing requirements, may authorise and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares The board may by resolution decide, either generally or in any particular case or cases, that any signatures on any share certificates need not be autographic but may be applied to the certificates by some mechanical or other means or may be printed on them or that the certificates need not be signed by any person

18. Share Certificates Sent at Holder's Risk

Every share certificate sent in accordance with these articles will be sent at the risk of the member or other person entitled to the certificate The company will not be responsible for any share certificate lost or delayed in the course of delivery

Lien

19. Company's Lien on Shares Not Fully Paid

The company shall have a first and paramount lien on every share (not being a fully paid share) *for all amounts payable to the company* (whether presently or not) in respect of that share The company's lien on a share shall extend to every amount payable in respect of it The board may at any time either generally or in any particular case waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this article

20 Enforcing Lien by Sale

The company may sell, in such manner as the board may decide, any share on which the company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after a notice has been served on the holder of the share or the person who is entitled by transmission to the share, demanding payment and stating that if the notice is not complied with the share may be sold For giving effect to the sale the board may authorise some person to sign an instrument of transfer of the share sold to or in accordance with the directions of the purchaser The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in relation to the sale

21 Application of Proceeds of Sale

The net proceeds, after payment of the costs, of the sale by the company of any share on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as it is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale and upon surrender, if required by the company, for cancellation of the certificate for the share sold) be paid to the person who was entitled to the share at the time of the sale

Calls on Shares

22. Calls

Subject to the terms of issue, the board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each member shall (subject to the company serving upon him at least 14 clear days' notice specifying when and where payment is to be made) pay to the company as required by the notice the amount called on his shares A call may be made payable by instalments A call may be revoked or postponed, in whole or in part, as the board may decide A person upon whom a call is made shall remain liable jointly and severally with the successors in title to his shares for all calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made

23. Timing of Calls

A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed

24. Liability of Joint Holders

The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share

25. Interest Due on Non-Payment

If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it is due and payable to the time of actual payment at such rate (not exceeding the Bank of England base rate by more than five percentage points) as the board may decide, and all expenses that have been incurred by the company by reason of such non-payment, but the board shall be at liberty in any case or cases to waive payment of the interest or expenses wholly or in part

26. Sums Due on Allotment Treated as Calls

Any amount which becomes payable in respect of a share on allotment or on any other date fixed by or in accordance with the terms of issue, whether in respect of the nominal amount of the share or by way of premium or as an instalment of a call, shall be deemed to be a call and, if it is not paid, all the provisions of these articles shall apply as if the sum had become due and payable by virtue of a call

27. Power to Differentiate

The board may on or before the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment

28. Payment of Calls in Advance

The board may, if it thinks fit, receive from any member who is willing to advance them all or any part of the moneys uncalled and unpaid upon any shares held by him and on all or any of the moneys so advanced may (until they would, but for the advance, become presently payable) pay interest at such rate (not exceeding the Bank of England base rate by more than five percentage points, unless the company by ordinary resolution shall otherwise direct) as the board may decide

Forfeiture of Shares

29. Notice if Call or Instalment Not Paid

If any call or instalment of a call remains unpaid on any share after the day appointed for payment, the board may at any time serve a notice on the holder requiring payment of so much

of the call or instalment as is unpaid, together with any interest which may have accrued and any expenses incurred by the company by reason of such non-payment

30. Form of Notice

The notice shall name a further day (not being less than 14 clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment on or before the day and at the place appointed, the shares in respect of which the call has been made or instalment is payable will be liable to be forfeited

31 Forfeiture for Non-Compliance with Notice

If the notice is not complied with, any share in respect of which it was given may, at any time before payment of all calls or instalments and interest and expenses due in respect of it have been made, be forfeited by a resolution of the board to that effect and the forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not paid before the forfeiture The board may accept the surrender of any share liable to be forfeited and, in that event, references in these articles to forfeiture shall include surrender

32 Notice after Forfeiture

When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share but no forfeiture shall be invalidated by any omission or neglect to give notice

33. Sale of Forfeited Shares

Until cancelled in accordance with the requirements of the Companies Acts, a forfeited share shall be deemed to be the property of the company and may be sold or otherwise disposed of either to the person who was, before forfeiture, the holder or to any other person upon such terms and in such manner as the board shall decide The board may for the purposes of the disposal authorise some person to sign an instrument of transfer to the designated transferee The company may receive the consideration (if any) given for the share on its disposal At any time before a sale or disposition the forfeiture may be cancelled by the board on such terms as the board may decide

34. Arrears to be Paid Notwithstanding Forfeiture

A person whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the company for cancellation the certificate for the forfeited shares but shall remain liable to pay to the company all moneys which at the date of the forfeiture were payable by him to the company in respect of those shares with interest thereon at such rate (not exceeding the Bank of England base rate by more than five percentage points) as the board may decide from the date of forfeiture until payment, and the company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal

35 **Statutory Declaration as to Forfeiture**

A statutory declaration that the declarant is a director of the company or the secretary and that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share The declaration shall (subject to the signing of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale or disposal

Transfer of Shares

36 **Transfer**

(A) Subject to such of the restrictions of these articles as may be applicable -

(i) any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for, and subject as provided in, the uncertificated securities rules, and accordingly no provision of these articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred, and

(ii) any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve

(B) The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the register in respect of it

37. **Signing of Transfer**

The instrument of transfer of a certificated share shall be signed by or on behalf of the transferor and (in the case of a partly paid share) the transferee All instruments of transfer, when registered, may be retained by the company

38. **Rights to Decline Registration of Partly Paid Shares**

The board can decline to register any transfer of any share which is not a fully paid share

39. **Other Rights to Decline Registration**

(A) Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the uncertificated securities rules, and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four

(B) The board may decline to register any transfer of a certificated share unless -

(i) the instrument of transfer is duly stamped or duly certified or otherwise shown to the satisfaction of the board to be exempt from stamp duty and is left at the office or such other place as the board may from time to time determine accompanied (save in the case of a transfer by a person to whom the company is not required by law to issue a certificate and to whom a certificate has not been issued) by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the person signing the instrument of transfer to make the transfer and, if the instrument of transfer is signed by some other person on his behalf, the authority of that person so to do,

(ii) the instrument of transfer is in respect of only one class of share, and

(iii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four

(C) For all purposes of these articles relating to the registration of transfers of shares, the renunciation of the allotment of any shares by the allottee in favour of some other person shall be deemed to be a transfer and the board shall have the same powers of refusing to give effect to such a renunciation as if it were a transfer

40 No Fee for Registration

No fee shall be charged by the company for registering any transfer, document or instruction relating to or affecting the title to any share or for making any other entry in the register

41 Untraced Shareholders

(A) The company may sell any certificated shares in the company on behalf of the holder of, or person entitled by transmission to, the shares at the best price reasonably obtainable at the time of sale if -

(i) the shares have been in issue either in certificated or uncertificated form throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period,

(ii) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares or by the transfer of funds by means of a relevant system at any time during the relevant period,

(iii) so far as any director of the company at the end of the relevant period is then aware, the company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares, and

(iv) the company has caused two advertisements to be published, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares or the postal address at which service of notices may be effected under these articles is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates

(B) The company shall also be entitled to sell at the best price reasonably obtainable at the time of sale any additional certificated shares in the company issued either in certificated or uncertificated form during the qualifying period in right of any share to which paragraph (A) of this article applies (or in right of any share so issued), if the criteria in paragraph (A)(ii) to (iv) are satisfied in relation to the additional shares

(C) To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and an instrument of transfer signed by that person shall be as effective as if it had been signed by the holder of, or person entitled by transmission to, the shares The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale The net proceeds of sale shall belong to the company and, upon their receipt, the company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the company or as it thinks fit

(D) For the purpose of this article -

"**the qualifying period**" means the period of 12 years immediately preceding the date of publication of the advertisements referred to in paragraph (A)(iv) above or of the first of the two advertisements to be published if they are published on different dates, and

"**the relevant period**" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of paragraph (A)(i) to (iv) above have been satisfied

Transmission of Shares

42. Transmission on Death

If a member dies, the survivor or survivors, where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his shares, but nothing contained in these articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons

43 Entry of Transmission in Register

Where the entitlement of a person to a certificated share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within two months after proof cause the entitlement of that person to be noted in the register

44 Election of Person Entitled by Transmission

Any person entitled by transmission to a share may, subject as provided elsewhere in these articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder If he elects to be registered himself he shall give notice to the company to that effect If he elects to have another person registered and the share is a certificated share, he shall sign an instrument of transfer of the share to that person If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including, without limitation, the signing of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share The board may at any time require the person to elect either to be registered himself or to transfer the share and if the requirements are not complied with within 60 days of being issued the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements have been complied with All the provisions of these articles relating to the transfer of, and registration of transfers of, shares shall apply to the notice or transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or transfer was given or signed by the member

45 Rights of Person Entitled by Transmission

Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share shall cease, but the person entitled by transmission to the share may give a good discharge for any dividends or other moneys payable in respect of it and shall have the same rights in relation to the share as he would have had if he were the holder of it save that, until he becomes the holder, he shall not be entitled in respect of the share (except with the authority of the board) to receive notice of, or to attend or vote at, any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings

Alteration of Share Capital

46 Increase, Consolidation, Sub-Division and Cancellation

The company may from time to time by ordinary resolution -

(i) increase its share capital by such sum to be divided into shares of such amount as the resolution shall prescribe,

(ii) consolidate, or consolidate and then sub-divide, all or any of its share capital into shares of larger amount than its existing shares,

(iii) subject to the Companies Acts, sub-divide its shares or any of them into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or be subject to any restriction as compared with the others, and

(iv) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled

47 Fractions

Whenever as a result of a consolidation, consolidation and sub-division or sub-division of shares any holders would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit including by ignoring fractions altogether or by aggregating and selling them or by dealing with them in some other way For the purposes of effecting any such sale, the board may arrange for the shares representing the fractions to be entered in the register as certificated shares The board may sell shares representing fractions to any person, including the company and may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale

48 Reduction of Capital

Subject to the provisions of the Companies Acts, the company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way

Notice of General Meetings

49. Omission or Non-Receipt of Notice

(A) The accidental omission to give any notice of a meeting or the accidental omission to send or supply any document or other information relating to any meeting to, or the non-receipt (even if the company becomes aware of such non-receipt) of any such notice, document or other information by, any person

entitled to receive the notice, document or other information shall not invalidate the proceedings at that meeting

(B) A member present in person or by proxy at a meeting shall be deemed to have received proper notice of that meeting and, where applicable, of the purpose of that meeting

50. Postponement of General Meetings

If the board, in its absolute discretion, considers that it is impractical or undesirable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone or move the general meeting to another date, time and/or place The board shall take reasonable steps to ensure that notice of the date, time and place of the rearranged meeting is given to any member trying to attend the meeting at the original time and place Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least two national newspapers in the United Kingdom Notice of the business to be transacted at such rearranged meeting shall not be required If a meeting is rearranged in this way, the appointment of a proxy will be valid if it is received as required by these articles not less than 48 hours before the time appointed for holding the rearranged meeting The board may also postpone or move the rearranged meeting under this article

Proceedings at General Meetings

51. Quorum

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman of the meeting which shall not be treated as part of the business of the meeting Save as otherwise provided by these articles, two members present in person or by proxy and entitled to vote shall be a quorum for all purposes

52 Procedure if Quorum Not Present

If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, or if during the meeting a quorum ceases to be present, the meeting, if convened by or upon the requisition of members, shall be dissolved In any other case it shall stand adjourned to such other day (being not less than three nor more than 28 days later) and at such other time or place as may have been specified for the purpose in the notice convening the meeting Where no such arrangements have been so specified, the meeting shall stand adjourned to such other day (being not less than ten nor more than 28 days later) and at such other time or place as the chairman of the meeting may decide and, in this case, the company shall give not less than seven clear days' notice in writing of the adjourned meeting At any adjourned meeting one member present in person or by proxy and entitled to vote (whatever the number of shares held by him) shall be a quorum and any notice of an adjourned meeting shall state that one member present in person or by proxy and entitled to vote (whatever the number of shares held by him) shall be a quorum

53. Security Arrangements

The board may direct that persons wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to, or to authorise some one or more persons who shall include a director or the secretary or the chairman of the meeting to, refuse entry to, or to eject from, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions

54. Chairman of General Meeting

The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at every general meeting If more than one deputy chairman is present they shall agree amongst themselves who is to take the chair or, if they cannot agree, the deputy chairman who has been in office as a director longest shall take the chair If there is no chairman or deputy chairman, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for the commencement of the meeting, or if neither the chairman nor any deputy chairman is willing to act as chairman, the directors present shall choose one of their number to act, or if one director only is present he shall preside as chairman of the meeting if willing to act If no director is present, or if each of the directors present declines to take the chair, the persons present and entitled to vote shall appoint one of their number to be chairman of the meeting Nothing in these articles shall restrict or exclude any of the powers or rights of a chairman of a meeting which are given by law

55 Orderly Conduct

The chairman of the meeting shall take such action or give directions for such action to be taken as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting The chairman's decision on points of order, matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any point or matter is of such a nature

56. Entitlement to Attend and Speak

Each director shall be entitled to attend and speak at any general meeting of the company The chairman of the meeting may invite any person to attend and speak at any general meeting of the company where he considers that this will assist in the deliberations of the meeting

57. Adjournments

The chairman of the meeting may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either sine die or to another time or place where it appears to him that (a) the members entitled to vote and wishing to attend cannot be conveniently accommodated in the place appointed for the meeting (b) the conduct of persons present prevents or is likely to prevent the orderly continuation of business or (c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted In addition, the chairman of the meeting may at any time with the consent of any

meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting either sine die or to another time or place When a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the board No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting had the adjournment not taken place Any meeting may be adjourned more than once

58 Notice of Adjournment

If the continuation of an adjourned meeting is to take place three months or more after it was adjourned, notice of the adjourned meeting shall be given as in the case of an original meeting Except where these articles otherwise require, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting

Amendments

59. Amendments to Resolutions

In the case of a resolution duly proposed as a special resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless either at least two working days prior to the date appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been received by the company or the chairman of the meeting in his absolute discretion decides that it may be considered or voted upon With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is put to the vote

60. Amendments Ruled Out of Order

If an amendment shall be proposed to any resolution under consideration but shall be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling

Voting

61. Votes of Members

Subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, on a show of hands every member who is present in person at a general meeting of the company shall have one vote and every proxy present who has been duly appointed by a member shall have one vote On a poll every member who is present in person or by proxy shall, subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, have one vote for every share of which he is the holder On a poll a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way

62. Method of Voting

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded A poll may be demanded by -

(i) the chairman of the meeting, or

(ii) at least five persons present and entitled to vote on the resolution, or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one tenth of the total voting rights of all the members having the right to vote on the resolution, or

(iv) any member or members present in person or by proxy and holding shares conferring a right to vote on the resolution on which there have been paid up sums in the aggregate equal to not less than one tenth of the total sum paid up on all the shares conferring that right

The chairman of the meeting can also demand a poll before a resolution is put to the vote on a show of hands Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution on a show of hands has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution

63. Procedure if Poll Demanded

If a poll is properly demanded it shall be taken in such manner as the chairman of the meeting shall direct The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded

64. When Poll to be Taken

A poll demanded on the election of a chairman of the meeting, or on a question of adjournment, shall be taken forthwith A poll demanded on any other question shall be taken either forthwith or on such date (being not later than 30 days after the date of the demand) and at such time and place as the chairman of the meeting shall direct It shall not be necessary (unless the chairman of the meeting otherwise directs) for notice to be given of a poll

65. Continuance of Other Business after Poll Demand

The demand for a poll (other than on the election of a chairman of the meeting or on a question of adjournment) shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded, and it may be withdrawn with the consent of the chairman of the meeting at any time before the close of the meeting or the taking of the poll, whichever is the earlier, and in that event shall not invalidate the result of a show of hands declared before the demand was made

66. Votes of Joint Holders

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding

67. Voting on Behalf of Incapable Member

A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote at any general meeting of the company and may exercise any other right conferred by membership in relation to general meetings by or through any person authorised in such circumstances to do so on his behalf (and that person may vote by proxy), provided that evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote or such other right has been received by the company not later than the last time at which appointments of proxy should have been received in order to be valid for use at that meeting or on the holding of that poll

68 No Right to Vote where Sums Overdue on Shares

No member shall, unless the board otherwise decides, be entitled in respect of any share held by him to attend or vote (either personally or by proxy) at any general meeting of the company or upon a poll or to exercise any other right conferred by membership in relation to general meetings or polls unless all calls or other sums presently payable by him in respect of that share have been paid

69. Objections or Errors in Voting

If -

(i) any objection shall be raised to the qualification of any voter, or

(ii) any votes have been counted which ought not to have been counted or which might have been rejected, or

(iii) any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting or poll on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting or poll at which the vote objected to is given or tendered or at which the error occurs Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting The decision of the chairman on such matters shall be conclusive

Proxies

70 Appointment of Proxies

The appointment of a proxy shall be in writing signed by the appointor or his duly authorised attorney or, if the appointor is a corporation, shall either be executed under its seal or signed by an officer, attorney or other person authorised to sign it A member may appoint more than one proxy to attend on the same occasion and if he does he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that member to exercise

71 Receipt of Proxies

(A) The appointment of a proxy must -

(i) in the case of an appointment made in hard copy form, be received at the office (or such other place in the United Kingdom as may be specified by the company for the receipt of appointments of proxy in hard copy form) not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the board) any authority under which it is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board,

(ii) in the case of an appointment made by electronic means, be received at the address specified by the company for the receipt of appointments of proxy by electronic means not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote Any authority pursuant to which such an appointment is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be received at such address or at the office (or such other place in the United Kingdom as may be specified by the company for the receipt of such documents) not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote,

(iii) in the case of a poll taken more than 48 hours after it was demanded, be received as aforesaid not less than 24 hours (or such shorter time as the board may determine) before the time appointed for the taking of the poll,

(iv) in the case of a poll taken following the conclusion of a meeting or adjourned meeting but 48 hours or less after it was demanded, be received as aforesaid before the end of the meeting at which it was demanded (or at such later time as the board may determine),

and an appointment of a proxy which is not, or in respect of which the authority or copy thereof is not, received in a manner so permitted shall be invalid When two or more valid but differing appointments of a proxy are received in respect of the same share for use at the same meeting or poll, the one which is last received (regardless of its date or of the date of its signature) shall be treated as replacing and revoking the others as regards that share, if the company is unable to determine which was last received, none of them shall be treated as valid in respect of that share The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned The proceedings at a general meeting shall not be invalidated where an appointment of a proxy in respect of that meeting is sent in electronic form as provided in these articles, but because of a technical problem it cannot be read by the recipient

(B) The board may at its discretion determine that in calculating the periods mentioned in this article no account shall be taken of any part of a day that is not a working day

72. Maximum Validity of Proxy

No appointment of a proxy shall be valid after 12 months have elapsed from the date of its receipt save that, unless the contrary is stated in it, an appointment of a proxy shall be valid for use at an adjourned meeting or a poll after a meeting or an adjourned meeting even after 12 months, if it was valid for the original meeting

73. Form of Proxy

The appointment of a proxy shall be in any usual form or in such other form as the board may approve The appointment of a proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to, or any other business which may properly come before, the meeting for which it is given as the proxy thinks fit The appointment of a proxy shall, unless the contrary is stated in it, be valid as well for any adjournment of the meeting as for the meeting to which it relates

74. Cancellation of Proxy's Authority

A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice in writing of the determination was received by the company at the office (or such other place or address as was specified by the company for the receipt of appointments of proxy) not later than the last time at which an appointment of a proxy should have been received in order to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll taken

Class Meetings

75. Separate General Meetings

The provisions of these articles relating to general meetings shall apply, with any necessary modifications, to any separate general meeting of the holders of shares of a class convened otherwise than in connection with the variation or abrogation of the rights attached to the shares of that class For this purpose, a general meeting at which no holder of a share other than an ordinary share may, in his capacity as a member, attend or vote shall also constitute a separate general meeting of the holders of the ordinary shares

Appointment, Retirement and Removal of Directors

76. Number of Directors

Unless otherwise determined by ordinary resolution of the company, the directors (disregarding alternate directors) shall be not less than two nor more than fifteen in number.

77. Directors' Shareholding Qualification

No shareholding qualification for directors shall be required

78. Power of Company to Appoint Directors

Subject to the provisions of these articles, the company may by ordinary resolution elect any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles

79 Power of Board to Appoint Directors

Subject to the provisions of these articles, the board may appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles Any director so appointed shall retire at the next annual general meeting and shall then be eligible for re-appointment

80 Retirement of Directors by Rotation

At every annual general meeting any director

(i) who has been appointed by the board since the last annual general meeting, or

(ii) who held office at the time of the two preceding annual general meetings and who did not retire at either of them, or

(iii) who has held office with the company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting,

shall retire from office and may offer himself for re-appointment by the members

81 Filling Vacancies

Subject to the provisions of these articles, at the meeting at which a director retires the company can pass an ordinary resolution to re-appoint the director or to elect some other eligible person in his place

82. Power of Removal by Special Resolution

In addition to any power of removal conferred by the Companies Acts, the company may by special resolution remove any director before the expiration of his period of office and may (subject to these articles) by ordinary resolution appoint another person who is willing to act to be a director in his place

83. Persons Eligible as Directors

No person other than a director retiring at the meeting shall be appointed or re-appointed a director at any general meeting unless -

(i) he is recommended by the board, or

(ii) not less than seven nor more than 42 days before the day appointed for the meeting, notice in writing by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the secretary of the intention to propose that person for appointment or re-appointment together with confirmation in writing by that person of his willingness to be appointed or re-appointed

84. Position of Retiring Directors

A director who retires at an annual general meeting may, if willing to continue to act, be re-appointed If he is re-appointed he is treated as continuing in office throughout If he is not re-appointed, he shall retain office until the end of the meeting or (if earlier) when a resolution is passed to appoint someone in his place or when a resolution to re-appoint the director is put to the meeting and lost

85. Vacation of Office by Directors

Without prejudice to the provisions for retirement contained in these articles, the office of a director shall be vacated if -

(i) he resigns his office by notice in writing sent to or received at the office or at an address specified by the company for the purposes of communication by electronic means or tendered at a meeting of the board, or

(ii) by notice in writing sent to or received at the office or at an address specified by the company for the purposes of communication by electronic means or

tendered at a meeting of the board, he offers to resign and the board resolves to accept such offer, or

(iii) by notice in writing sent to or received at the office or at an address specified by the company for the purposes of communication by electronic means or tendered at a meeting of the board, his resignation is requested by all of the other directors and all of the other directors are not less than three in number, or

(iv) he is or has been suffering from mental ill health or becomes a patient for the purpose of any statute relating to mental health and the board resolves that his office is vacated, or

(v) he is absent without the permission of the board from meetings of the board (whether or not an alternate director appointed by him attends) for six consecutive months and the board resolves that his office is vacated, or

(vi) he becomes bankrupt or compounds with his creditors generally, or

(vii) he is prohibited by law from being a director, or

(viii) he ceases to be a director by virtue of the Companies Acts or is removed from office pursuant to these articles

If the office of a director is vacated for any reason, he shall cease to be a member of any committee or sub-committee of the board

86. Alternate Directors

(A) Each director may appoint any person to be his alternate and may at his discretion remove an alternate director so appointed If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to its being so approved Any appointment or removal of an alternate director shall be effected by notice in writing signed by the appointor and sent to or received at the office or at an address specified by the company for the purpose of communication by electronic means or tendered at a meeting of the board, or in any other manner approved by the board An alternate director shall be entitled to receive notice of all meetings of the board or of committees of the board of which his appointor is a member He shall also be entitled to attend and vote as a director at any such meeting at which the director appointing him is not personally present and at such meeting to exercise and discharge all the functions, powers, rights and duties of his appointor as a director and for the purposes of the proceedings at such meeting the provisions of these articles shall apply as if he were a director

(B) Every person acting as an alternate director shall (except as regards power to appoint an alternate and remuneration) be subject in all respects to the provisions of these articles relating to directors and shall during his appointment

be an officer of the company An alternate director shall alone be responsible to the company for his acts and defaults and shall not be deemed to be the agent of or for the director appointing him An alternate director may be paid expenses and shall be entitled to be indemnified by the company to the same extent as if he were a director An alternate director shall not be entitled to receive from the company any fee in his capacity as an alternate director but the company shall, if so requested in writing by the appointor, pay to the alternate director any part of the fees or remuneration otherwise due to the appointor

(C) A director or any other person may act as an alternate director to represent more than one director Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate, in addition to his own vote if he is also a director but he shall count as only one for the purposes of determining whether a quorum is present Signature by an alternate director of any resolution in writing of the board or a committee of the board shall, unless the notice of his appointment provides to the contrary, be as effective as signature by his appointor

(D) An alternate director shall cease to be an alternate director -

(i) if his appointor ceases for any reason to be a director except that, if at any meeting any director retires but is re-appointed at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired, or

(ii) on the happening of any event which if he were a director would cause him to vacate his office as director, or

(iii) if he resigns his office by notice in writing to the company

87. Executive Directors

The board or any committee authorised by the board may from time to time appoint one or more directors to hold any employment or executive office with the company for such period and upon such other terms as the board or any committee authorised by the board may in its discretion decide and may revoke or terminate any appointment so made Any revocation or termination of the appointment shall be without prejudice to any claim for damages that the director may have against the company or the company may have against the director for any breach of any contract of service between him and the company which may be involved in the revocation or termination A director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of his remuneration as a director

Fees, Remuneration, Expenses and Pensions

88 Directors' Fees

Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board provided that the aggregate of all fees so paid to directors (excluding amounts payable under any other provision of these articles) shall not exceed £2,000,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the company

89. Additional Remuneration

Any director who performs services which in the opinion of the board or any committee authorised by the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may in its discretion decide in addition to any remuneration provided for by or pursuant to any other article

90. Expenses

Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board or committees of the board or general meetings of the company or any other meeting which as a director he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred by him in the conduct of the company's business or in the discharge of his duties as a director The company may also fund a director's expenditure and that of a director of any holding company of the company for the purposes permitted under the Companies Acts and may do anything to enable a director or a director of any holding company of the company to avoid incurring such expenditure as provided in the Companies Acts

91. Pensions and Gratuities for Directors

The board or any committee authorised by the board may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations, or dependants of, or persons connected to, any director or former director provided that no benefits (except such as may be provided for by any other article) may be granted to or in respect of a director or former director who has not been employed by, or held an executive office or place of profit under, the company or any body corporate which is or has been its subsidiary undertaking or any predecessor in business of the company or any such body corporate without the approval of an ordinary resolution of the company No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company

Directors' Interests

92. Conflicts of interest requiring board authorisation

(A) The board may, subject to the quorum and voting requirements set out in this article, authorise any matter which would otherwise involve a director breaching his duty under the Companies Acts to avoid conflicts of interest ("Conflict")

(B) A director seeking authorisation in respect of a Conflict shall declare to the board the nature and extent of his interest in a Conflict as soon as is reasonably practicable The director shall provide the board with such details of the relevant matter as are necessary for the board to decide how to address the Conflict together with such additional information as may be requested by the board

(C) Any director (including the relevant director) may propose that the relevant director be authorised in relation to any matter the subject of a Conflict Such proposal and any authority given by the board shall be effected in the same way that any other matter may be proposed to and resolved upon by the board under the provisions of these articles save that

(i) the relevant director and any other director with a similar interest shall not count towards the quorum nor vote on any resolution giving such authority, and

(ii) the relevant director and any other director with a similar interest may, if the other members of the board so decide, be excluded from any board meeting while the Conflict is under consideration

(D) Where the board gives authority in relation to a Conflict

(i) the board may (whether at the time of giving the authority or subsequently) (a) require that the relevant director is excluded from the receipt of information, the participation in discussion and/or the making of decisions (whether at meetings of the board or otherwise) related to the Conflict, and (b) impose upon the relevant director such other terms for the purpose of dealing with the Conflict as it may determine,

(ii) the relevant director will be obliged to conduct himself in accordance with any terms imposed by the board in relation to the Conflict,

(iii) the board may provide that where the relevant director obtains (otherwise than through his position as a director of the company) information that is confidential to a third party, the director will not be obliged to disclose that information to the company, or to use or apply the information in relation to the company's affairs, where to do so would amount to a breach of that confidence,

(iv) the terms of the authority shall be recorded in writing (but the authority shall be effective whether or not the terms are so recorded), and

(v) the board may revoke or vary such authority at any time but this will not affect anything done by the relevant director prior to such revocation in accordance with the terms of such authority

93 Other conflicts of interest

(A) If a director is in any way directly or indirectly interested in a proposed contract with the company or a contract that has been entered into by the company, he must declare the nature and extent of that interest to the directors in accordance with the Companies Acts

(B) Provided he has declared his interest in accordance with paragraph (A), a director may

(i) be party to, or otherwise interested in, any contract with the company or in which the company has a direct or indirect interest,

(ii) hold any other office or place of profit with the company (except that of auditor) in conjunction with his office of director for such period and upon such terms, including as to remuneration, as the board may decide,

(iii) act by himself or through a firm with which he is associated in a professional capacity for the company or any other company in which the company may be interested (otherwise than as auditor),

(iv) be or become a director or other officer of, or employed by or otherwise be interested in any holding company or subsidiary company of the company or any other company in which the company may be interested, and

(v) be or become a director of any other company in which the company does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest at the time of his appointment as a director of that other company

94. Benefits

A director shall not, by reason of his office or of the fiduciary relationship thereby established, be liable to account to the company for any remuneration, profit or other benefit realised by reason of his having any type of interest authorised under Article 92(A) or permitted under Article 93(B) and no contract shall be liable to be avoided on the grounds of a director having any type of interest authorised under Article 92(A) or permitted under Article 93(B)

95. Quorum and voting requirements

(A) A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the company or any other company in which the company is interested

(B) Where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more directors to offices or places of profit with the company or any other company in which the company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the company is interested and the director seeking to vote or be counted in the quorum has a Relevant Interest in it

(C) A director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he has an interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from one or more of the following matters -

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the company or any of its subsidiary undertakings,

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security,

(iii) the giving to him of any other indemnity where all other directors are also being offered indemnities on substantially the same terms,

(iv) the funding by the company of his expenditure on defending proceedings or the doing by the company of anything to enable him to avoid incurring such expenditure where all other directors are being offered substantially the same arrangements,

(v) where the company or any of its subsidiary undertakings is offering securities in which offer the director is or may be entitled to participate

as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate,

(vi) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the company or by reason of any other interest in or through the company,

(vii) any contract concerning any other company (not being a company in which the director has a Relevant Interest) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever,

(viii) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme which relates both to directors and employees of the company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates,

(ix) any contract for the benefit of employees of the company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates, and

(x) any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors

(D) A company shall be deemed to be one in which a director has a Relevant Interest if and so long as (but only if and so long as) he is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent or more of any class of the equity share capital of that company (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of that company In relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise

(E) Where a company in which a director has a Relevant Interest is interested in a contract, he also shall be deemed interested in that contract

(F) If any question shall arise at any meeting of the board as to the interest of a director (other than the chairman of the meeting) in a contract and whether it is likely to give rise to a conflict of interest or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from

voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of the director's interest (so far as it is known to him) has not been fairly disclosed to the board If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman of the meeting shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the board

(G) Subject to these articles, the board may also cause any voting power conferred by the shares in any other company held or owned by the company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company Subject to these articles, a director may also vote on and be counted in the quorum in relation to any of such matters

96 General

(A) References in Articles 92 to 95 and in this article to

(i) a contract include references to any proposed contract and to any transaction or arrangement or proposed transaction or arrangement whether or not constituting a contract, and

(ii) a conflict of interest include a conflict of interest and duty and a conflict of duties

(B) The company may by ordinary resolution suspend or relax the provisions of Article 92 to 95 to any extent or ratify any contract not properly authorised by reason of a contravention of any provisions of Articles 91 to 95

Powers and Duties of the, Board

97. General Powers of Company Vested in Board

Subject to the provisions of the Companies Acts, the memorandum of association of the company and these articles and to any directions given by the company in general meeting by special resolution, the business of the company shall be managed by the board which may exercise all the powers of the company whether relating to the management of the business of the company or not No alteration of the memorandum of association or these articles and no special resolution shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that resolution had not been passed The powers given by this article shall not be limited by any special power given to the board by any other article

98 **Borrowing Powers**

(A) The board may exercise all the powers of the company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company, to issue debentures and other securities and to give security, whether outright or as collateral security, for any debt, liability or obligation of the company or of any third party

(B) The board shall restrict the borrowings of the company and exercise all voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only in so far as by the exercise of the rights or powers of control the board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the group (exclusive of borrowings owing by one member of the group to another member of the group) shall not at any time without the previous sanction of an ordinary resolution of the company exceed an amount equal to the greater of (i) £300,000,000 and (ii) an amount equal to three times the adjusted capital and reserves

For the purposes of this paragraph of this article -

(i) "**the adjusted capital and reserves**" means the aggregate from time to time of -

(a) the amount paid up on the issued share capital of the company (including any shares held as treasury shares),

(b) the amount standing to the credit of the reserves of the company including any share premium account, capital redemption reserve and retained earnings,

all as shown by the then latest audited balance sheet but after

(c) deducting from the aggregate any debit balance on retained earnings subsisting at the date of that audited balance sheet except to the extent that a deduction has already been made, and

(d) making such adjustments as may be appropriate to reflect any variation in the amount of the paid up share capital, share premium account, capital redemption reserve or other reserve since the date of the audited balance sheet,

(ii) "**borrowings**" include not only borrowings but also the following except in so far as otherwise taken into account -

(a) the nominal amount of any issued and paid up share capital (other than equity share capital) of any subsidiary undertaking beneficially owned otherwise than by a member of the group,

(b) the nominal amount of any other issued and paid up share capital and the principal amount of any debentures or borrowed moneys which is not at the relevant time beneficially owned by a member of the group, the redemption or repayment of which is the subject of a guarantee or indemnity by a member of the group or which any member of the group may be required to purchase,

(c) the outstanding amount raised by acceptances by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the group,

(d) the principal amount of any debenture (whether secured or unsecured) of a member of the group beneficially owned otherwise than by a member of the group,

(e) any fixed or minimum premium payable by a member of the group on final repayment of any borrowing or deemed borrowing, and

(f) the minority proportion of moneys borrowed by a member of the group and owing to a partly-owned subsidiary undertaking,

but do not include -

(g) borrowings incurred by any member of the group for the purpose of repaying within six months of the borrowing the whole or any part of any borrowings of that or any other member of the group outstanding at the relevant time, pending their application for that purpose within that period,

(h) borrowings incurred by any member of the group for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other member of the group is guaranteed or insured by the Export Credits Guarantee Department or by any other governmental department or agency fulfilling a similar function, up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured,

(i) borrowings of, or amounts secured on assets of, an undertaking which became a subsidiary undertaking of the company after the date as at which the latest audited balance sheet was prepared, to the extent their amount does not exceed their

amount immediately after it became such a subsidiary undertaking, or

(j) the minority proportion of moneys borrowed by a partly-owned subsidiary undertaking and not owing to another member of the group,

(iii) when the aggregate principal amount of borrowings required to be taken into account on any particular date is being ascertained, any particular borrowing then outstanding which is denominated or repayable in a currency other than sterling shall be notionally converted into sterling at the rate of exchange prevailing in London on the last business day before that date or, if it would result in a lower figure, at the rate of exchange prevailing in London on the last business day six months before that date and so that for these purposes the rate of exchange shall be taken as the spot rate in London recommended by a London clearing bank, selected by the board, as being the most appropriate rate for the purchase by the company of the currency in question for sterling on the day in question,

(iv) if the amount of adjusted capital and reserves is being calculated in connection with a transaction involving a company becoming or ceasing to be a member of the group, the amount is to be calculated as if the transaction had already occurred,

(v) "**audited balance sheet**" means the audited balance sheet of the company prepared for the purposes of the Companies Acts for a financial year unless an audited consolidated balance sheet dealing with the state of affairs of the company and its subsidiary undertakings required to be dealt with in group accounts has been prepared for those purposes for the same financial year, in which case it means that audited consolidated balance sheet, and in that case all references to reserves shall be deemed to be references to consolidated reserves,

(vi) the company may from time to time change the accounting convention on which the audited balance sheet is based provided that any new convention adopted complies with the requirements of the Companies Acts, if the company should prepare its main audited balance sheet on the basis of one convention, but a supplementary audited balance sheet on the basis of another, the main audited balance sheet shall be taken as the audited balance sheet,

(vii) "**the group**" means the company and its subsidiary undertakings (if any),

(viii) "**the minority proportion**" means a proportion equal to the proportion of the issued share capital of a partly-owned subsidiary undertaking which is not attributable to a member of the group, and

(ix) a certificate or report by the auditors as to the amount of the adjusted capital and reserves or the amount of any borrowings or to the effect that the limit imposed by this article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of that amount or of that fact

99 Agents

(A) The board can appoint anyone as the company's attorney by granting a power of attorney or by authorising them in some other way Attorneys can either be appointed directly by the board or the board can give someone else the power to select attorneys The board or the persons who are authorised by it to select attorneys can decide on the purposes, powers, authorities and discretions of attorneys But they cannot give an attorney any power, authority or discretion which the board does not have under these articles

(B) The board can decide how long a power of attorney will last for and attach any conditions to it The power of attorney can include any provisions which the board decides on for the protection and convenience of anybody dealing with the attorney The power of attorney can allow the attorney to grant any or all of his power, authority or discretion to any other person

(C) The board can -

(i) delegate any of its authority, powers or discretions to any manager or agent of the company,

(ii) allow managers or agents to delegate to another person,

(iii) remove any people it has appointed in any of these ways, and

(iv) cancel or change anything that it has delegated, although this will not affect anybody who acts in good faith who has not had any notice of any cancellation or change

Any appointment or delegation by the board which is referred to in this article can be on any conditions decided on by the board

(D) The ability of the board to delegate under this article applies to all its powers and is not limited because certain articles refer to powers being exercised by the board or by a committee authorised by the board while other articles do not

100 Delegation to Individual Directors

The board may entrust to and confer upon any director any of its powers, authorities and discretions (with power to sub-delegate) upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions and may from time to time revoke or vary all or any of them but no

person dealing in good faith and without notice of the revocation or variation shall be affected by it The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board

101 Official Seals

The company may exercise all the powers conferred by the Companies Acts with regard to having official seals and those powers shall be vested in the board

102. Registers

The company may keep an overseas or local or other register in any place and the board may make and vary such regulations as it may think fit respecting the keeping of the register

103 Provision for Employees

The board may exercise any power conferred by the Companies Acts to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary

Proceedings of the Board

104 Board Meetings

The board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit A director at any time may, and the secretary on the requisition of a director at any time shall, summon a board meeting

105 Notice of Board Meetings

Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the company for this purpose A director may waive his entitlement to notice of any meeting either prospectively or retrospectively and any retrospective waiver shall not affect the validity of the meeting or of any business conducted at the meeting

106. Quorum

The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two Subject to the provisions of these articles, any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no other director objects and if otherwise a quorum of directors would not be present

107. Directors below Minimum through Vacancies

The continuing directors or a sole continuing director may act notwithstanding any vacancy in their number but, if and so long as the number of directors is reduced below the minimum number fixed by or in accordance with these articles or is below the number fixed by or in accordance with these articles as the quorum or there is only one continuing director, the continuing directors or director may act for the purpose of filling vacancies or of summoning general meetings of the company but not for any other purpose If there are no directors or director able or willing to act, then any two members (excluding any member holding shares as treasury shares) may summon a general meeting for the purpose of appointing directors

108 Appointment of Chairman

The board may appoint a director to be the chairman or a deputy chairman of the board, and may at any time remove him from that office The chairman of the board or failing him a deputy chairman shall act as chairman at every meeting of the board If more than one deputy chairman is present they shall agree amongst themselves who is to take the chair or, if they cannot agree, the deputy chairman who has been in office as a director longest shall take the chair But if no chairman of the board or deputy chairman is appointed, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for holding the meeting, the directors present may choose one of their number to be chairman of the meeting References in these articles to a deputy chairman include, if no one has been appointed to that title, a person appointed to a position with another title which the board designates as equivalent to the position of deputy chairman

109. Competence of Meetings

A meeting of the board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions vested in or exercisable by the board

110. Voting

Questions arising at any meeting shall be determined by a majority of votes In the case of an equality of votes the chairman of the meeting shall have a second or casting vote

111 Delegation to Committees

(A) The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit, provided that the majority of persons on any committee or sub-committee must be directors References in these articles to committees include sub-committees permitted under this article

(B) Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the board The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these

articles for regulating the meetings and proceedings of the board so far as the same are applicable and are not superseded by any regulations imposed by the board

(C) The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board

112 Participation in Meetings

All or any of the members of the board may participate in a meeting of the board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote and be counted in a quorum accordingly

113 Resolution in Writing

A resolution in writing signed by all the directors who are at the relevant time entitled to receive notice of a meeting of the board and who would be entitled to vote on the resolution at a meeting of the board (if that number is sufficient to constitute a quorum) shall be as valid and effectual as a resolution passed at a meeting of the board properly called and constituted The resolution may be contained in one document or in several documents in like form each signed by one or more of the directors concerned

114. Validity of Acts of Board or Committee

All acts done by the board or by any committee or by any person acting as a director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the board or committee or person so acting or that they or any of them were disqualified from holding office or had vacated office or were not entitled to vote, be as valid as if each such member or person had been properly appointed and was qualified and had continued to be a director or member of the committee and had been entitled to vote

Secretary

115. Appointment and Removal of the Secretary

Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term and upon such conditions as the board may think fit, and any secretary so appointed may be removed by the board

Seals

116. Use of Seals

The board shall provide for the custody of every seal of the company A seal shall only be used by the authority of the board or of a committee of the board authorised by the board in that behalf Subject as otherwise provided in these articles, and to any resolution of the board or committee of the board dispensing with the requirement for counter-signature on any occasion, any instrument to which the common seal is applied shall be signed by at least one director and the secretary, or by at least two directors or by such other person or persons as the board may approve Any instrument to which an official seal is applied need not, unless the board otherwise decides or the law otherwise requires, be signed by any person

Dividends and Other Payments

117. Declaration of Dividends by Company

The company may by ordinary resolution from time to time declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board

118. Payment of Interim and Fixed Dividends by Board

The board may pay such interim dividends as appear to the board to be justified by the financial position of the company and may also pay any dividend payable at a fixed rate at intervals settled by the board whenever the financial position of the company, in the opinion of the board, justifies its payment If the board acts in good faith, it shall not incur any liability to the holders of any shares for any loss they may suffer in consequence of the payment of an interim or fixed dividend on any other class of shares ranking pari passu with or after those shares

119 Calculation and Currency of Dividends

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide -

(i) all dividends shall be declared and paid according to the amounts paid up on the share in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this article as paid up on the share,

(ii) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion or portions of the period in respect of which the dividend is paid, and

(iii) dividends may be declared or paid in any currency

The board may decide the basis of conversion for any currency conversions that may be required and how any costs involved are to be met

120 Amounts Due on Shares may be Deducted from Dividends

The board may deduct from any dividend or other moneys payable to a member by the company on or in respect of any shares all sums of money (if any) presently payable by him to the company on account of calls or otherwise in respect of shares of the company Sums so deducted can be used to pay amounts owing to the company in respect of the shares

121. No Interest on Dividends

Subject to the rights attaching to, or the terms of issue of, any shares, no dividend or other moneys payable by the company on or in respect of any share shall bear interest against the company

122 Payment Procedure

Any dividend or other sum payable in cash by the company in respect of a share may be paid by cheque, warrant or similar financial instrument sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct Every cheque, warrant or similar financial instrument shall, unless the holder or joint holders otherwise direct, be made payable to the holder or, in the case of joint holders, to the holder whose name stands first on the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque, warrant or similar financial instrument by the financial institution on which it is drawn shall constitute a good discharge to the company In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or such other means including, in respect of uncertificated shares, by means of the facilities and requirements of a relevant system and to or through such person as the holder or joint holders may in writing direct and the company may agree, and the making of such payment shall be a good discharge to the company and the company shall have no responsibility for any sums lost or delayed in the course of payment by any such system or other means or where it has acted on any such directions and accordingly, payment by any such system or other means shall constitute a good discharge to the company Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable on or in respect of the shares held by them Where a person is entitled by transmission to a share, any dividend or other sum payable by the company in respect of the share may be paid as if he were a holder of the share and his address noted in the register were his registered address and where two or more persons are so entitled, any one of them may give effectual receipts for any dividends or other moneys payable or property distributable on or in respect of the shares

123. Uncashed Dividends

The company may cease to send any cheque, warrant or similar financial instrument through the post or to employ any other means of payment, including payment by means of a relevant system, for any dividend payable on any shares in the company which is normally paid in that manner on those shares if in respect of at least two consecutive dividends payable on those shares the cheques, warrants or similar financial instruments have been returned undelivered or remain uncashed during or at the end of the period for which the same are valid or that means

of payment has failed In addition, the company may cease to send any cheque, warrant or similar financial instrument through the post or may cease to employ any other means of payment if, in respect of one dividend payable on those shares, the cheque, warrant or similar financial instrument has been returned undelivered or remains uncashed during or at the end of the period for which the same is valid or that means of payment has failed and reasonable enquiries have failed to establish any new postal address or account of the holder Subject to the provisions of these articles, the company must recommence sending cheques, warrants or similar financial instruments or employing such other means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement in writing

124. Forfeiture of Unclaimed Dividends

All dividends or other sums payable on or in respect of any shares which remain unclaimed may be invested or otherwise made use of by the board for the benefit of the company until claimed Any dividend or other sum unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and shall revert to the company unless the board decides otherwise and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the company a trustee in respect of it

125 Dividends Not in Cash

Any general meeting declaring a dividend may, upon the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, and where any difficulty arises in regard to the distribution the board may settle it as it thinks expedient, and in particular may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any assets or any part thereof to be distributed and may determine that cash shall be paid to any members upon the footing of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as may seem expedient to the board

126 Scrip Dividends

The board may, if authorised by an ordinary resolution of the company, offer any holders of ordinary shares (excluding any member holding shares as treasury shares) the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of any dividend specified by the ordinary resolution The following provisions shall apply -

(i) an ordinary resolution may specify some or all of a particular dividend (whether or not already declared) or may specify some or all of any dividends declared or paid within a specified period, but such period may not end later than the fifth anniversary of the date of the meeting at which the ordinary resolution is passed,

(ii) the entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo For this purpose "**relevant value**" shall be calculated by reference to the average of the middle market quotations for the company's ordinary shares on the London Stock Exchange as derived from the Daily Official List (or any other publication of a recognised investment exchange showing quotations for the company's ordinary shares) on such five consecutive dealing days as the board shall determine provided that the first of such days shall be on or after the day on which the ordinary shares are first quoted "ex" the relevant dividend or in such other manner as may be determined by or in accordance with the ordinary resolution A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount and in giving such a certificate or report the auditors may rely on advice or information from brokers or other sources of information as they think fit,

(iii) no fraction of any ordinary share shall be allotted The board may make such provisions as it thinks fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any holder of ordinary shares and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such holder of fully paid ordinary shares and/or provisions whereby cash payments may be made to such holders in respect of their fractional entitlements,

(iv) the board, if it intends to offer an election in respect of any dividend, shall give notice to the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed which, for the avoidance of doubt, may include an election by means of a relevant system and the place at which, and the latest time by which, elections must be lodged in order for elections to be effective, no such notice need be given to holders of ordinary shares who have previously given election mandates in accordance with this article and whose mandates have not been revoked, the accidental omission to give notice of any right of election to, or the non receipt of any such notice by, any holder of ordinary shares entitled to the same shall neither invalidate any offer of an election nor give rise to any claim, suit or action,

(v) the board shall not proceed with any election unless the company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined,

(vi) the board may exclude from any offer or make other arrangement in relation to any holders of ordinary shares where the board believes that such exclusion or arrangement is necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any

stock exchange in, any territory, or the board believes that for any other reason the offer should not be made to them,

(vii) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been made (for the purposes of this article "**the elected ordinary shares**") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated For such purpose the board shall capitalise, out of any amount standing to the credit of any reserve or fund (including the profit and loss account or retained earnings) at the relevant time whether or not the same is available for distribution as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis The board may do all acts and things considered necessary or expedient to give effect to any such capitalisation,

(viii) the additional ordinary shares when allotted shall rank pari passu in all respects with the fully-paid ordinary shares then in issue except that they will not be entitled to participation in the relevant dividend,

(ix) unless the board otherwise determines, or unless the uncertificated securities rules otherwise require, the new ordinary share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected ordinary shares shall be in uncertificated form (in respect of the member's elected ordinary shares which were in uncertificated form on the date of the member's election) and in certificated form (in respect of the member's elected ordinary shares which were in certificated form on the date of the member's election),

(x) the board may also from time to time establish or vary a procedure for election mandates, which, for the avoidance of doubt, may include an election by means of a relevant system, under which a holder of ordinary shares may elect in respect of future rights of election offered to that holder under this article until the election mandate is revoked or deemed to be revoked in accordance with the procedure,

(xi) the board may decide how any costs relating to making new shares available in place of a cash dividend will be met, including deciding to deduct an amount from the entitlement of a shareholder under this article, and

(xii) at any time before new ordinary shares are allotted instead of cash in respect of any part of a dividend, the board may determine that such new ordinary shares will not be allotted Any such determination may be made before or after any election has been made by holders of ordinary shares in respect of the relevant dividend

Capitalisation of Reserves

127. Power to Capitalise Reserves and Funds

The company may, upon the recommendation of the board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount standing to the credit of any reserve or fund (including retained earnings) at the relevant time whether or not the same is available for distribution and accordingly that the amount to be capitalised be set free for distribution among the members or any class of members who would be entitled to it if it were distributed by way of dividend and in the same proportions, on the footing that it is applied either in or towards paying up the amounts unpaid at the relevant time on any shares in the company held by those members respectively or in paying up in full unissued shares, debentures or other obligations of the company to be allotted and distributed credited as fully paid up among those members, or partly in one way and partly in the other, but so that, for the purposes of this article (i) a share premium account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the company, and (ii) where the amount capitalised is applied in paying up in full unissued shares, the company will also be entitled to participate in the relevant distribution in relation to any shares of the relevant class held by it as treasury shares and the proportionate entitlement of the relevant class of members to the distribution will be calculated accordingly The board may authorise any person to enter into an agreement with the company on behalf of the persons entitled to participate in the distribution and the agreement shall be binding on those persons

128 Settlement of Difficulties in Distribution

Where any difficulty arises in regard to any distribution of any capitalised reserve or fund the board may settle the matter as it thinks expedient and in particular may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any members in order to adjust the rights of all parties, as may seem expedient to the board

Record Dates

129 Power to Choose Any Record Date

Notwithstanding any other provision of these articles, the company or the board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made The power to fix any such record date shall include the power to fix a time on the chosen date

Records and Summary Financial Statements

130. Inspection of Records

No member in his capacity as such shall have any right of inspecting any accounting record or book or document of the company except as conferred by law, ordered by a court of competent jurisdiction or authorised by the board or by ordinary resolution of the company

131. Summary Financial Statements

The company may send or supply summary financial statements to members of the company instead of copies of its full accounts and reports

Service of Notices, Documents and Other Information

132 Method of Service

(A) Any notice, document (including a share certificate) or other information may be served on or sent or supplied to any member by the company -

(i) personally,

(ii) by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member,

(iii) by means of a relevant system,

(iv) where appropriate, by sending or supplying it in electronic form to an address notified by the member to the company for that purpose,

(v) where appropriate, by making it available on a website and notifying the member of its availability in accordance with this article, or

(vi) by any other means authorised in writing by the member

In the case of joint holders of a share, service, sending or supply of any notice, document or other information on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or supplying to all the joint holders

(B) In the case of joint holders of a share, anything to be agreed or specified in relation to any notice, document or other information to be served on or sent or supplied to them may be agreed or specified by any one of the joint holders and the agreement or specification of the senior shall be accepted to the exclusion of that of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding

(C) If on three consecutive occasions any notice, document or other information served on or sent or supplied to a member has been returned undelivered, such member shall not thereafter be entitled to receive notices, documents or other information from the company until he shall have communicated with the company and supplied to the company (or its agent) a new registered address, or a postal address within the United Kingdom for the service of notices and the despatch or supply of documents and other information, or shall have informed the company of an address for the service of notices and the despatch or supply of documents and other information in electronic form For these purposes, any notice, document or other information sent by post shall be treated as returned undelivered if the notice, document or other information is served, sent or supplied back to the company (or its agents) and a notice, document or other information served, sent or supplied in electronic form shall be treated as returned undelivered if the company (or its agents) receives notification that the notice, document or other information was not delivered to the address to which it was sent

(D) The company may at any time and in its sole discretion choose to serve, send or supply notices, documents or other information in hard copy form alone to some or all members

133 Record Date for Service

Any notice, document or other information may be served, sent or supplied by the company by reference to the register as it stands at any time not more than 15 days before the date of service, sending or supply No change in the register after that time shall invalidate that service, sending or supply Where any notice, document or other information is served on or sent or supplied to any person in respect of a share in accordance with these articles, no person deriving any title or interest in that share shall be entitled to any further service, sending or supply of that notice, document or other information

134 Members Resident Abroad or on Branch Registers

(A) Any member whose registered address is not within the United Kingdom and who gives to the company a postal address within the United Kingdom at which notices, documents or other information may be served upon, or sent or supplied to, him shall be entitled to have notices, documents or other information served on or sent or supplied to him at that address or, where applicable, by making them available on a website and notifying the holder at that address Any member whose registered address is not within the United Kingdom and who gives to the company an address for the purposes of communications by electronic means may, subject to these articles, have notices, documents or other information served on or sent or supplied to him at that address or, where applicable, by making them available on a website and notifying the holder at that address Otherwise, a member whose registered address is not within the United Kingdom shall not be entitled to receive any notice, document or other information from the company

(B) For a member registered on a branch register, notices, documents or other information can be posted or despatched in the United Kingdom or in the country where the branch register is kept

135 Service of Notice on Person Entitled by Transmission

A person who is entitled by transmission to a share, upon supplying the company with a postal address within the United Kingdom for the service of notices and the despatch or supply of documents and other information shall be entitled to have served upon or sent or supplied to him at such address any notice, document or other information to which he would have been entitled if he were the holder of that share or, where applicable, to be notified at that address of the availability of the notice, document or other information on a website A person who is entitled by transmission to a share, upon supplying the company with an address for the purposes of communications by electronic means for the service of notices and the despatch or supply of documents and other information may have served on, sent or supplied to him at such address any notice, document or other information to which he would have been entitled if he were the holder of that share or, where applicable, may be notified at that address of the availability of the notice, document or other information on a website In either case, such service, sending or supply shall for all purposes be deemed a sufficient service, sending or supply of such notice, document or other information on all persons interested (whether jointly with or as claimants through or under him) in the share Otherwise, any notice, document or other information served on or sent or supplied to any member pursuant to these articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the company has notice of the death, bankruptcy or other event, be deemed to have been properly served, sent or supplied in respect of any share registered in the name of that member as sole or joint holder

136. Deemed Delivery

(A) Any notice, document or other information, if served, sent or supplied by the company by post, shall be deemed to have been received on the day following that on which it was posted if first class post was used or 48 hours after it was posted if first class post was not used and, in proving that a notice, document or other information was served, sent or supplied, it shall be sufficient to prove that the notice, document or other information was properly addressed, prepaid and put in the post

(B) Any notice, document or other information not served, sent or supplied by post but left by the company at a registered address or at an address (other than an address for the purposes of communications by electronic means) notified to the company in accordance with these articles by a person who is entitled by transmission to a share shall be deemed to have been received on the day it was so left

(C) Any notice, document or other information served, sent or supplied by the company by means of a relevant system shall be deemed to have been received when the company or any sponsoring system-participant acting on its

behalf sends the issuer-instruction relating to the notice, document or other information

(D) Any notice, document or other information served, sent or supplied by the company using electronic means shall be deemed to have been received on the day on which it was sent notwithstanding that the company subsequently sends a hard copy of such notice, document or information by post Any notice, document or other information made available on a website shall be deemed to have been received on the day on which the notice, document or other information was first made available on the website or, if later, when a notice of availability is received or deemed to have been received pursuant to this article In proving that a notice, document or other information served, sent or supplied by electronic means was served, sent or supplied, it shall be sufficient to prove that it was properly addressed

(E) Any notice, document or other information served, sent or supplied by the company by any other means authorised in writing by the member concerned shall be deemed to have been received when the company has carried out the action it has been authorised to take for that purpose

137 Notice When Post Not Available

If there is a suspension or curtailment of postal services within the United Kingdom or some part of the United Kingdom, the company need only give notice of a general meeting to those members with whom the company can communicate by electronic means and who have provided the company with an address for this purpose The company shall also advertise the notice in at least one newspaper with a national circulation and make it available on its website from the date of such advertisement until the conclusion of the meeting or any adjournment thereof If at least six clear days prior to the meeting the sending or supply of notices by post in hard copy form has again become generally possible, the company shall send or supply confirmatory copies of the notice by post to those members who would otherwise receive the notice in hard copy form

Destruction of Documents

138. Presumptions Where Documents Destroyed

If the company destroys or deletes -

(i) any share certificate which has been cancelled at any time after a period of one year has elapsed from the date of cancellation, or

(ii) any instruction concerning the payment of dividends or other moneys in respect of any share or any notification of change of name or address at any time after a period of two years has elapsed from the date the instruction or notification was recorded by the company, or

(iii) any instrument of transfer of shares or Operator-instruction for the transfer of shares which has been registered by the company at any time after a period of six years has elapsed from the date of registration, or

(iv) any instrument of proxy which has been used for the purpose of a poll at any time after a period of one year has elapsed from the date of use, or

(v) any instrument of proxy which has not been used for the purpose of a poll at any time after a period of one month has elapsed from the end of the meeting to which the instrument of proxy relates, or

(iv) any other document on the basis of which any entry is made in the register at any time after a period of six years has elapsed from the date the entry was first made in the register in respect of it

and the company destroys or deletes the document or instruction in good faith and without express notice that its preservation was relevant to a claim, it shall be presumed irrebuttably in favour of the company that every share certificate so destroyed was a valid certificate and was properly cancelled, that every instrument of transfer or Operator-instruction so destroyed or deleted was a valid and effective instrument of transfer or instruction and was properly registered and that every other document so destroyed was a valid and effective document and that any particulars of it which are recorded in the books or records of the company were correctly recorded If the documents relate to uncertificated shares, the company must comply with any requirements of the uncertificated securities rules which limit its ability to destroy these documents Nothing contained in this article shall be construed as imposing upon the company any liability which, but for this article, would not exist or by reason only of the destruction of any document of the kind mentioned above before the relevant period mentioned in this article has elapsed or of the fact that any other condition precedent to its destruction mentioned above has not been fulfilled References in this article to the destruction of any document include references to its disposal in any manner

Indemnity

139 Indemnity of Directors

To the extent permitted by the Companies Acts, the company may indemnify any director of the company or of any associated company against any liability and may purchase and maintain for any director of the company or of any associated company insurance against any liability No director of the company or of any associated company shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company In this article the term 'director' shall include any former director

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	05	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,096		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	306 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Equinit Corporate Nominees Limited	Class of shares allotted	Number allotted
Address	Aspect House, Spencer Road, Lancing, West Sussex	Ordinary	3,096
Postcode	BN99 6DA		
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**3,096**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed [signature] **Date** 20 MAY 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a *DX number* and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden) Unit 400 Cambridge Science Park
Milton Road Cambridge Cambridgeshire CB4 0WH
Tel 01223 692000   Fax 01223 692001
DX number   DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	05	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,350	6,365	8,000
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£0 01000	£2 35000	£2 38500

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Equiniti Corporate Nominee Ltd Part ID OMKAV Address Aspect House, Spencer Road, Lancing, West Sussex UK Postcode BN99 6DA	Ordinary	16,715
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	16,715

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TOCKY   Date 20 MAY 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1489/OPD   Tel 01903 83362

DX number   DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	05	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,800		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 001000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Mr Jay Peterson Address 811 Wild Ginger Road, Sugar Grove, IL 60554-9281, USA UK Postcode	Ordinary	2,800
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode	TOTAL	2,800

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A Tocky Date 19 MAY 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

GSRAC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/SW/E22494 Tel 01903 833250
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	05	2008	16	05	2008

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	128	12,690	
Nominal value of each share	0 1p	0 1p	
Amount (if any) paid or due on each Share *(including any share premium)*	584 8p	306 00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
		Class of shares allotted	Number allotted
Name	Equinit Corporate Nominees Limited		
Address	Aspect House, Spencer Road, Lancing, West Sussex	Ordinary	1,238
Postcode	BN99 6DA		
		Class of shares allotted	Number allotted
Name			
Address	SEE ATTACHED SCHEDULE	Ordinary	11,580
Postcode			
		Class of shares allotted	Number allotted
Name			
Address			
Postcode			
		Class of shares allotted	Number allotted
Name			
Address			
Postcode			
		Class of shares allotted	Number allotted
Name			
Address		**TOTAL**	**12,818**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed [signature] **Date** 16/05/08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire
CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

CSR plc

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	JOHN	BRUCE	11 FALCONER STREET	BISHOPS STORTFOR	HERTFORDSHIRE		CM23 4FE	619
MR	BENJAMIN	CAMPBELL	FLAT 3 ST GEORGES HOUSE	7 CAVENDISH AVEN	CAMBRIDGE	CAMBRIDGESHIRE	CB1 7UP	1,238
MR	ADAM	HILL	56 WARREN CLOSE	THE TRIANGLE	CAMBRIDGE	CAMBRIDGESHIRE	CB2 1LB	928
MR	CHRISTOPHER	HUBBALL	1 THE PLEASANCE	HARPENDEN	HERTFORDSHIRE		AL5 3NA	128
MRS	TRINE BORGBJERG	JENSEN	HULVEJEN 120	STOVRING	9530	DENMARK		247
MR	STUART	MOORE	28 MILL GREEN	WARBOYS	HUNTINGDON	CAMBRIDGESHIRE	PE28 2SA	1,857
MR	WILLIAM	MORRIS	12 PYRETHRUM WAY	WILLINGHAM	CAMBRIDGE	CAMBRIDGESHIRE	CB24 5UX	3,096
MR	CHUN-JEN	YANG	1F NO 41 LANE 19	CHANGTAI STREET	WANHUA DISTRICT	TAIPEI CITY	TAIWAN	2,229
MR	JENS BERTOLT	ZOLNHOFER	5 ST BEDES GARDENS	CAMBRIDGE	CAMBRIDGESHIRE		CB1 3UF	1,238
								11,580

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box*)	09	05	2008			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	1,700		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each share (*including any share premium*)	£0 001000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Bryan Neilson Address 1390 Country Road 22, RR3, Belle River, Ontario CANADA Zip code N0R 1A0	Class of shares allotted Ordinary	Number allotted 1,700
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,700

Please enter the number of continuation sheet(s) (if any) attached to this form . [ ]

Signed A TOCRY **Date** 16/5/08

A ~~director / secretary~~ / administrator ~~/ administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/SAM/22380 Tel 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	05	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,600		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 001000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

MONDAY

A17 *AAYF6ZUW* 19/05/2008 COMPANIES HOUSE 188

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Mrs Karen Milner Address 1845 Sutton Place, Troy, Michigan, 48098, USA UK Postcode	Ordinary	2,600
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	2,600

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed [signature] Date 16/5/08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSRPC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/TM/22352 Tel 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	05	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,050		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 01000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
or companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
or companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporate Nominees Limited / Part ID OMKAV Address Aspect House, Spencer Road Lancing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 3,050
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,050

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed ATOCOY **Date** 16/5/08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PK, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE. CB4 0WH
ESP-EXEC/E1474/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	05	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,850		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 01000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

FRIDAY

A51 *AC6HNZRM* 16/05/2008 363 COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Equiniti Corporate Nominee Ltd Part ID OMKAV Address Aspect House, Spencer Road, Lancing, West Sussex UK Postcode BN99 6DA	Ordinary	1,850
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	1,850

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCKM Date 15/5/08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1470/OPD Tel 01903 83362
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	05	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,300		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 0100		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex	Ordinary	2,300
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	2,300
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TOCKY Date 14/05/08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE CB4 0WH
ESP-EXEC/E1457/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	05	2008	09	05	2008

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,309	7,629	
Nominal value of each share	0 1p	0 1p	
Amount (if any) paid or due on each Share *(including any share premium)*	289 40p	306 00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

	Shareholder details	Shares and share class allotted.	
		Class of shares allotted	Number allotted
Name	Equinit Corporate Nominees Limited		
Address	Aspect House, Spencer Road, Lancing, West Sussex	Ordinary	1,857
Postcode	BN99 6DA		
		Class of shares allotted	Number allotted
Name			
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	7,081
Postcode			
		Class of shares allotted	Number allotted
Name			
Address			
Postcode			
		Class of shares allotted	Number allotted
Name			
Address			
Postcode			
		Class of shares allotted	Number allotted
Name			
Address		**TOTAL**	**8,938**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed A. [signature] **Date** 14/5/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire
CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

CSR plc

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	ELIZABETH	BERESFORD	42 COLLEGE FIELDS	WOODHEAD DRIVE	CAMBRIDGE	CAMBRIDGESHIRE	CB4 1YZ	1,857
MR	DUNCAN	MCLEOD	112 HILLCREST	BAR HILL	CAMBRIDGE	CAMBRIDGESHIRE	CB23 8TH	1,238
MISS	CLARE-MARIE	SCAMMELL	19 WARREN ROAD	CAMBRIDGE	CAMBRIDGESHIRE		CB4 1LL	200
MR	THOMAS	SLOTH	RUGHAVEN 37 3 TV	AALBORG	9000	DENMARK		1,309
MR	FERGAL	SMITH	28 WATER HOUSE	WATER LANE	CAMBRIDGE	CAMBRIDGESHIRE	CB4 1XZ	2,477
								7,081

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	04	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,900		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 000000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Carsten Andersen Address Moelleskoven 28, Gistrup 9260, Denmark UK Postcode	Class of shares allotted Ordinary	Number allotted 7,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **7,900**

Please enter the number of continuation sheet(s) (if any) attached to this form . ☐

Signed A TOCKY **Date** 14/05/08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/SW/E22182 Tel. 01903 833262
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	04	2008	29	04	2008

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,548		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each Share *(including any share premium)*	289 40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mrs Seema Webb	Class of shares allotted	Number allotted
Address	44 High Street, Yelling, St Neots, Cambridgeshire	Ordinary	3,274
Postcode	PE19 6SD		
Name	Mr Gilbert MacInnes	Class of shares allotted	Number allotted
Address	16 Green End, Comberton, Cambridgeshire	Ordinary	3,274
Postcode	CE23 7DY		
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**Total**	**6,548**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed A Dorey Date 29 APRIL 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query

CSR plc (Mr Brett Gladden) Unit 400 Cambridge Science Park
Milton Road Cambridge Cambridgeshire CB4 0WH
Tel 01223 692000 Fax 01223 692001
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 04187346

Company name in full: CSR plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	04	2008	22	04	2008

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	458		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	289 40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Gregory Morgenstern Address 128 Nuns Way, Cambridge, Cambridgeshire Postcode CB4 2NS	Class of shares allotted Ordinary	Number allotted 458
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **Total**	Number allotted **458**

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed ATCCRU **Date** 29 APRIL 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden) Unit 400 Cambridge Science Park
Milton Road Cambridge Cambridgeshire CB4 0WH
Tel 01223 692000 Fax 01223 692001
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 12	Month 08	Year 2008	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,750		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 001000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Jan Kristiansen Address KRONEN 50, DK – 9260 DENMARK	Class of shares allotted Ordinary	Number allotted 1,750
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **1,750**

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TOCKU Date 27 AUGUST 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/SAM/23676 Tel 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	08	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	600	500	674
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£0 001000	£0 053667	£1 010000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

THURSDAY

A35 *ARDJ72GM* 21/08/2008 379
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporate Nominees Limited / Part ID NFMAY	Class of shares allotted	Number allotted
Address Aspect House, Spencer Road, Lancing, West Sussex	Ordinary	1,774
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	1,774
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A DCLU **Date** 20 AUGUST 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1818/OPD Tel 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06	08	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,300		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 001000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporate Nominees Limited / Part ID NFMAY Address Aspect House, Spencer Road, Lancing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,300

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCKY **Date** 20 AUGUST 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK

MILTON ROAD, CAMBRIDGE CB4 0WH

ESP-EXEC/E1802/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	08	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,923	4,700	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£0 010000	£1 025000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporate Nominees Limited / Part ID NFMAY	Class of shares allotted	Number allotted
Address Aspect House, Spencer Road, Lancing, West Sussex	Ordinary	10,623
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	10,623
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A. TOCCU Date 12 AUGUST 2008

A ~~director~~ / ~~secretary~~ / administrator / ~~administrative receiver~~ / ~~receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1784/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	08	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	187		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporate Nominees Limited / Part ID NFMAY Address Aspect House, Spencer Road, Lancing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 187
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 187

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCKU **Date** 12 AUGUST 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1794/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	08	2008	.		

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,500		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 350000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporate Nominees Limited / Part ID NFMAY Address Aspect House, Spencer Road, Lancing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,500

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A-TODD Date 12 AUGUST 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1786/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	31	07	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,404	1,356	2,000
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£0 010000	£1 010000	£1 025000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporate Nominees Limited / Part ID NFMAY Address Aspect House, Spencer Road, Lancing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 8,660
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed AIYKU Date 12 AUGUST 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSRPK, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1777/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Page 2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	31	07	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,900		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 000000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 8,660

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A Dixey Date 12 August 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR Plc, Unit 400, Cambridge Science Park,
Milton Road, Cambridge, CB4 0WH
ESP-EXEC/E1777/OPD Tel 01903 833562
DX number DX exchange

2000

82-34982



CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4187346

Company Name in full CSR plc

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 04 Month 08 Year 2008

Name * Style / Title ______ * Honours etc ______

Forename(s) Jozef

Surname vanBeurden

† Date of Birth — Day 21 Month 04 Year 1960

Change of name *(enter new name)*

Forename(s)

Surname

Change of usual residential address *(enter new address)* Holly Lodge, Cox's Drove

Post town Fulbourn

County / Region Cambridge Postcode CB21 5HE

Country UK

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 4 August 2008

(** director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details
† Directors only
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Brett Gladden, Cambridge Science Park , Unit 400
Milton Road, Cambridge, Cambridgeshire, CB4 OWH,
United Kingdom Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	07	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	15,978	756	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£0 010000	£1 010000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporate Nominees Limited / Part ID NFMAY Address Aspect House, Spencer Road, Lancing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 16,734
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 16,734

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TODD Date 5 AUGUST 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1763/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	07	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,096		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	306 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

	Shareholder details	Shares and share class allotted	
Name	Mrs Jeong Hye Kim	Class of shares allotted	Number allotted
Address	1-2209 Hyundai Prime APT, Gueui3-Dong, Gwangjin-Gu, Seoul, China	Ordinary	3,096
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**3,096**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Dodd **Date** 29 JULY 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire
CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	07	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,650		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 01000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and shar	
Name Equiniti Corporate Nominees Limited / Part ID OMKAV	Class of shares allotted	allotted
Address Aspect House, Spencer Road, Lancing, West Sussex	Ordinary	1,650
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	1,650
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TODD **Date** 29 JULY 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1736/OPD Tel 01903 8338562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	07	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,256		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 01000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporate Nominees Limited / Part ID NFMAY Address Aspect House, Spencer Road, Lancing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,256
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,256

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOKKM **Date** 25 JULY 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE CB4 0WH
ESP-EXEC/E1726/OPD Tel 01903 833812
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	07	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,200		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 01000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporate Nominees Limited / Part ID NFMAY Address Aspect House, Spencer Road, Lancing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,200

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tocky Date 25 JULY 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1704/OPD Tel 01903 833812
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	07	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,750		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 01000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

FRIDAY

A33 *A508B1PO* 25/07/2008 COMPANIES HOUSE 267

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporate Nominees Limited / Part ID OMKAV Address Aspect House, Spencer Road, Lancing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,750
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,750

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCKEY **Date** 24 JULY 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR Plc, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1721/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	07	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,381		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each share *(including any share premium)*	£6 39		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland



FRIDAY

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Carsten Bukholdt Andersen Address Molleskoven 28, 9260 Gistrup, Denmark UK Postcode	Class of shares allotted Ordinary	Number allotted 6,381
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **6,381**

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TOCKY **Date** 24 JULY 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/JW/23383 Tel 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	07	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,192		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	306 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Andrew Watson	Class of shares allotted	Number allotted
Address	11B Mill Hill Road, Eaton Road, St Neots, Cambridgeshire	Ordinary	3,096
Postcode	PE19 7AG		
Name	Mr Mark Goodson	Class of shares allotted	Number allotted
Address	28 Belvoir Road, Cambridge, Cambridgeshire	Ordinary	3,096
Postcode	CB4 1JJ		
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**6,192**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Dorey **Date** 16 JULY 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire
CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box*)	01	07	2008			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	1,750		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each share (*including any share premium*)	£0 00100		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Mr Michael C Vartanian Address 2132 Red Maple Lane, Commerce Township, Michigan 48390 UK Postcode	Ordinary	1,750
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	1,750

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A. TOCCU Date 4 JULY 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/JW/23193 Tel 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	06	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,100		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 001000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

SATURDAY

A47 *AEBRO15K* 05/07/2008 COMPANIES HOUSE 290

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Anne M Morris	Class of shares allotted	Number allotted
Address 5205 Glengate Road, Rochester, MI 48306, USA	Ordinary	1,100
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	1,100
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TOOLEY Date 4 JULY 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/JW/23138 Tel 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	27	06	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,250		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 01000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

SATURDAY A47 *AEBRN15J* 05/07/2008 COMPANIES HOUSE 291

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Equiniti Corporates Nominees Limited / Part ID OMKAV Address Aspect House, Spencer Road Lancing West Sussex UK Postcode BN99 6DA	Ordinary	3,250
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	3,250

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCKY **Date** 4 JULY 08

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1689/OPD Tel 01903 833562
DX number DX exchange

END